UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended **June 3, 2023**

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number: 001-38695

CAL-MAINE FOODS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**64-0500378**
(State or other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1052 Highland Colony Pkwy, Suite 200, Ridgeland, Mississippi 39157
(Address of principal executive offices) (Zip Code)

(601) 948-6813
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12 (b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
Common Stock, $0.01 par value per share	CALM	The NASDAQ Global Select Market

Securities registered pursuant to Section 12 (g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for ☐ complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☑

The aggregate market value, as reported by The NASDAQ Global Select Market, of the registrant's Common Stock, $0.01 par value, held by non-affiliates at November 25, 2022, which was the date of the last business day of the registrant's most recently completed second fiscal quarter, was $2,435,832,883.

As of July 25, 2023, 44,184,049 shares of the registrant's Common Stock, $0.01 par value, and 4,800,000 shares of the registrant's Class A Common Stock, $0.01 par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE
The information called for by Part III of this Form 10-K is incorporated herein by reference from the registrant's Definitive Proxy Statement for its 2023 annual meeting of stockholders which will be filed pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report.

TABLE OF CONTENTS

PART I.

FORWARD-LOOKING STATEMENTS

This report contains numerous forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act") relating to our shell egg business, including estimated future production data, expected construction schedules, projected construction costs, potential future supply of and demand for our products, potential future corn and soybean price trends, potential future impact on our business of inflation and rising interest rates, potential future impact on our business of new legislation, rules or policies, potential outcomes of legal proceedings, and other projected operating data, including anticipated results of operations and financial condition. Such forward-looking statements are identified by the use of words such as "believes," "intends," "expects," "hopes," "may," "should," "plans," "projected," "contemplates," "anticipates," or similar words. Actual outcomes or results could differ materially from those projected in the forward-looking statements. The forward-looking statements are based on management's current intent, belief, expectations, estimates, and projections regarding the Company and its industry. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions, and other factors that are difficult to predict and may be beyond our control. The factors that could cause actual results to differ materially from those projected in the forward-looking statements include, among others, (i) the risk factors set forth in Item 1A Risk Factors and elsewhere in this report as well as those included in other reports we file from time to time with the Securities and Exchange Commission (the "SEC") (including our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K), (ii) the risks and hazards inherent in the shell egg business (including disease, pests, weather conditions, and potential for product recall), including but not limited to the current outbreak of highly pathogenic avian influenza ("HPAI") affecting poultry in the United States ("U.S."), Canada and other countries that was first detected in commercial flocks in the U.S. in February 2022, (iii) changes in the demand for and market prices of shell eggs and feed costs, (iv) our ability to predict and meet demand for cage-free and other specialty eggs, (v) risks, changes, or obligations that could result from our future acquisition of new flocks or businesses and risks or changes that may cause conditions to completing a pending acquisition not to be met, (vi) risks relating to increased costs, rising inflation and rising interest rates, which began in response to market conditions caused in part by the COVID-19 pandemic and which generally have been exacerbated by the Russia-Ukraine War that began in February 2022, (vii) our ability to retain existing customers, acquire new customers and grow our product mix and (viii) adverse results in pending litigation matters. Readers are cautioned not to place undue reliance on forward-looking statements because, while we believe the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. Further, forward-looking statements included herein are only made as of the respective dates thereof, or if no date is stated, as of the date hereof. Except as otherwise required by law, we disclaim any intent or obligation to update publicly these forward-looking statements, whether because of new information, future events, or otherwise.

ITEM 1. BUSINESS

Our Business

We are the largest producer and distributor of shell eggs in the United States. Our mission is to be the most sustainable producer and reliable supplier of consistent, high quality fresh shell eggs and egg products in the country, demonstrating a "Culture of Sustainability" in everything we do, and creating value for our shareholders, customers, team members and communities. We sell most of our shell eggs in the southwestern, southeastern, mid-western and mid-Atlantic regions of the U.S. and aim to maintain efficient, state-of-the-art operations located close to our customers. We were founded in 1957 by the late Fred R. Adams, Jr. and are headquartered in Ridgeland, Mississippi.

The Company has one reportable operating segment, which is the production, grading, packaging, marketing and distribution of shell eggs. Our integrated operations consist of hatching chicks, growing and maintaining flocks of pullets, layers and breeders, manufacturing feed, and producing, processing, packaging, and distributing shell eggs. Layers are mature female chickens, pullets are female chickens usually less than 18 weeks of age, and breeders are male and female chickens used to produce fertile eggs to be hatched for egg production flocks. Our total flock as of June 3, 2023 consisted of approximately 41.2 million layers and 10.8 million pullets and breeders.

Many of our customers rely on us to provide most of their shell egg needs, including specialty and conventional eggs. Specialty eggs encompass a broad range of products. We classify cage-free, organic, brown, free-range, pasture-raised and nutritionally enhanced as specialty eggs for accounting and reporting purposes. We classify all other shell eggs as conventional products. While we report separate sales information for these egg types, there are many cost factors that are not specifically available for conventional or specialty eggs due to the nature of egg production. We manage our operations and allocate resources to these types of eggs on a consolidated basis based on the demands of our customers.

We believe that an important competitive advantage for Cal-Maine Foods is our ability to meet our customers' evolving needs with a favorable product mix of conventional and specialty eggs, including cage-free, organic and other specialty offerings, as well as egg products. We have also enhanced our efforts to provide free-range and pasture-raised eggs that meet consumers' evolving choice preferences. While a small part of our current business, the free-range and pasture-raised eggs we produce and sell represent attractive offerings to a subset of consumers, and therefore our customers, and help us continue to serve as the trusted provider of quality food choices.

Throughout the Company's history, we have acquired other companies in our industry. Since 1989 through our fiscal year ended June 3, 2023, we have completed 23 acquisitions ranging in size from 160 thousand layers to 7.5 million layers. Most recently, effective on May 30, 2021, the Company acquired the remaining 50% membership interest in Red River Valley Egg Farm, LLC ("Red River"), which owns and operates a specialty shell egg production complex that includes 1.7 million cage-free hens. For a further description of this transaction, refer to Part II. Item 8. Notes to the Consolidated Financial Statements, Note 2 – Acquisition. We are also focused on additional ways to enhance our product mix and support new opportunities in the restaurant, institutional and commercial food preparation area. Beginning in fiscal 2022, we have invested approximately $32.3 million in Meadowcreek Foods, LLC ("Meadowcreek"), an egg products operation focused on offering hard-cooked eggs. In addition to growth through acquisitions, we have also grown by making substantial investments in our business, primarily to increase our cage-free production capacity.

When we use "we," "us," "our," or the "Company" in this report, we mean Cal-Maine Foods, Inc. and our consolidated subsidiaries, unless otherwise indicated or the context otherwise requires. The Company's fiscal year-end is on the Saturday closest to May 31. Our fiscal year 2023 and fourth quarter ended June 3, 2023, included 53 weeks and 14 weeks, respectively. The first three fiscal quarters of fiscal 2023 ended August 27, 2022, November 26, 2022, and February 25, 2023, all included 13 weeks. All references herein to a fiscal year means our fiscal year and all references to a year mean a calendar year.

Industry Background

According to the U.S. Department of Agriculture ("USDA") Agricultural Marketing Service, in 2022 approximately 71% of table eggs produced in the U.S. were sold as shell eggs, with 56.6% sold through food at home outlets such as grocery and convenience stores, 12.4% sold to food-away-from home channels such as restaurants and 1.7% exported. The USDA estimated that in 2022 approximately 29.6% of eggs produced in the U.S. were sold as egg products (shell eggs broken and sold in liquid, frozen, or dried form) to institutions (e.g. companies producing baked goods). For information about egg producers in the U.S., see "Competition" below.

Our industry has been greatly impacted by the outbreaks of highly pathogenic avian influenza ("HPAI"), first detected in commercial flocks in the U.S. in February 2022 and continuing during our fiscal 2023. For additional information regarding HPAI and its impact on our industry and business, see Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Given historical consumption trends, we believe that general demand for eggs in the U.S. increases basically in line with the overall U.S. population growth; however, specific events can impact egg supply and consumption in a particular period, as occurred with the 2015 HPAI outbreak, the COVID-19 pandemic (particularly during 2020), and the most recent HPAI outbreak starting in early 2022. According to the USDA's Economic Research Service, estimated annual per capita consumption in the United States between 2018 and 2022 varied, ranging from 279 to 292 eggs. In calendar year 2022, per capita U.S. consumption was estimated to be 279 eggs, or approximately 5.4 eggs per person per week. According to the USDA, the decline in consumption was primarily due to limited availability caused by the outbreak of HPAI. As of July 18, 2023, the USDA projects that the per capita consumption will increase in calendar year 2023 and 2024 to 282.6 and 292.7, respectively. The USDA calculates per capita consumption by dividing total shell egg disappearance in the U.S. by the U.S. population.

Prices for Shell Eggs

Wholesale shell egg sales prices are a critical component of revenue for the Company. Wholesale shell egg prices are volatile, cyclical, and impacted by a number of factors, including consumer demand, seasonal fluctuations, the number and productivity of laying hens in the U.S. and outbreaks of agricultural diseases such as HPAI. While we use several different pricing mechanisms in pricing agreements with our customers, we believe the majority of conventional shell eggs sold in the U.S. in the retail and foodservice channels are sold at prices that take into account, in varying ways, independently quoted wholesale market prices, such as those published by Urner Barry Publications, Inc. ("UB") for shell eggs, however, grain-based and cost plus arrangements are being utilized in the food service channel and some western markets. We sell the majority of our conventional shell eggs based on formulas that take into account, in varying ways, independently quoted regional wholesale market prices for shell eggs or formulas related to our costs of production, which include the cost of corn and soybean meal. We do not sell eggs directly to consumers or set the prices at which eggs are sold to consumers.

The weekly average price for the southeast region for large white conventional shell eggs as quoted by UB is shown below for the past three fiscal years along with the five-year average price. As further discussed in Part II. Item 7. Management's Discussion and Analysis – Results of Operations, conventional shell egg prices rose during the fourth quarter of fiscal 2022 and first three quarters of fiscal 2023, due to the reduced supply related to the HPAI outbreak first detected in commercial flocks in February 2022, steady shell egg demand and higher production costs. Conventional shell egg prices continued to rise into the fourth quarter of fiscal 2023 followed by a substantial decline, as demand for shell eggs began to decrease in line with typical seasonal variance and as supply increased due to the repopulating of HPAI-affected layer flocks. The actual prices that we realize on any given transaction will not necessarily equal quoted market prices because of the individualized terms that we negotiate with individual customers which are influenced by many factors. Depending on market conditions, input costs and individualized contract terms, the price we receive per dozen eggs in any given transaction may be more than or less than our farm production and other costs per dozen.



Specialty eggs are typically sold at prices and terms negotiated directly with customers. Historically, prices for specialty eggs have experienced less volatility than prices for conventional shell eggs and have generally been higher due to customer and consumer willingness to pay more for specialty eggs. However, throughout most of fiscal 2023 conventional egg prices exceeded specialty egg prices. Conventional egg prices generally respond more quickly to market conditions because we sell the majority of our conventional shell eggs based on formulas that adjust periodically and take into account, in varying ways, independently quoted regional wholesale market prices for shell eggs or formulas related to our costs of production. Because the majority of our specialty eggs are typically sold at prices and terms negotiated directly with customers, specialty egg prices do not fluctuate as much as conventional pricing.

Feed Costs for Shell Egg Production

Feed is a primary cost component in the production of shell eggs and represented 63.1% of our fiscal 2023 farm production costs. We routinely fill our storage bins during harvest season when prices for feed ingredients, primarily corn and to a lesser extent soybean meal, are generally lower. To ensure continued availability of feed ingredients, we may enter into contracts for future purchases of corn and soybean meal, and as part of these contracts, we may lock-in the basis portion of our grain purchases several months in advance. Basis is the difference between the local cash price for grain and the applicable futures price. A basis

contract is a common transaction in the grain market that allows us to lock-in a basis level for a specific delivery period and wait to set the futures price at a later date. Furthermore, due to the more limited supply for organic ingredients, we may commit to purchase organic ingredients in advance to help assure supply. Ordinarily, we do not enter into long-term contracts beyond a year to purchase corn and soybean meal or hedge against increases in the prices of corn and soybean meal. As the quality and composition of feed is a critical factor in the nutritional value of shell eggs and health of our chickens, we formulate and produce the vast majority of our own feed at our feed mills located near our production plants. Our annual feed requirements for fiscal 2023 were 2.0 million tons of finished feed, of which we manufactured 1.9 million tons. We currently have the capacity to store 182 thousand tons of corn and soybean meal, and we replenish these stores as needed throughout the year.

Our primary feed ingredients, corn and soybean meal, are commodities subject to volatile price changes due to weather, various supply and demand factors, transportation and storage costs, speculators and agricultural, energy and trade policies in the U.S. and internationally and most recently the Russia-Ukraine War. While we do not import corn or soy directly from the region, the Russia-Ukraine War has had a negative impact on the worldwide supply of grain, including corn, putting upward pressure on prices. We purchase the vast majority of our corn and soybean meal from U.S sources but may be forced to purchase internationally when U.S. supplies are not readily available. Feed grains are currently available from an adequate number of sources in the U.S. As a point of reference, a multi-year comparison of the average of daily closing prices per Chicago Board of Trade for each period in our fiscal calendar are shown below for corn and soybean meal:


Chicago Board of Trade: Observed fiscal period average daily prices
Soybean meal $ / ton
$650
$550
$450
$350
$250
Corn $ / bushel
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
1Q FY19
2Q FY19
3Q FY19
4Q FY19
1Q FY20
2Q FY20
3Q FY20
4Q FY20
1Q FY21
2Q FY21
3Q FY21
4Q FY21
1Q FY22
2Q FY22
3Q FY22
4Q FY22
1Q FY23
2Q FY23
3Q FY23
4Q FY23
Soybean meal
Corn

Shell Egg Production

Our percentage of dozens produced to sold was 92.3% of our total shell eggs sold in fiscal 2023, with 91.8% of such production coming from company-owned facilities, and 8.2% from contract producers. Under a typical arrangement with a contract producer, we own the flock, furnish all feed and critical supplies, own the shell eggs produced and assume market risks. The contract producers own and operate their facilities and are paid a fee based on production with incentives for performance.

The commercial production of shell eggs requires a source of baby chicks for laying flock replacement. We hatch the majority of our chicks in our own breeder farms and hatcheries in a computer-controlled environment and obtain the balance from commercial sources. The chicks are grown in our own pullet farms and are placed into the laying flock once they reach maturity.

After eggs are produced, they are cleaned, graded and packaged. Substantially all our farms have modern "in-line" facilities which mechanically gather, clean, grade and package the eggs at the location where they are laid. The in-line facilities generate significant efficiencies and cost savings compared to the cost of eggs produced from non-in-line facilities, which process eggs that have been laid at another location and transported to the processing facility. The in-line facilities also produce a higher percentage of USDA Grade A eggs, which sell at higher prices. Eggs produced on farms owned by contractors are brought to our processing plants to be graded and packaged. Because shell eggs are perishable, we do not maintain large egg inventories. Our egg inventory averaged six days of sales during fiscal 2023. We believe our constant focus on production efficiencies and automation throughout the supply chain enable us to be a low-cost supplier in our markets.

We are proud to have created and upheld what we believe is a leading poultry Animal Welfare Program ("AWP"). We have aligned our AWP with regulatory, veterinary and our third-party certifying bodies' guidance to govern welfare of animals in our direct care, our contract farmers' care and our farmer-suppliers' care. We continually review our program to monitor and evolve standards that guide how we hatch chicks, rear pullets and nurture breeder and layer hens. At each stage of our animals' lives, we are dedicated to providing welfare conditions aligned to our commitment to the principles of the internationally recognized *Five Freedoms of Animal Welfare*. Our standards apply to our enterprise and are tailored for our owned and contract grower operations with oversights and approvals from senior members of our compliance team.

We do not use artificial hormones in the production of our eggs. Hormone use in the poultry and egg production industry has been effectively banned in the U.S. since the 1950s. We have an extensive written protocol that allows the use of medically important antibiotics only when animal health is at risk, consistent with guidance from the United States Food and Drug Administration ("FDA") and the Guidance for Judicious Therapeutic Use of Antimicrobials in Poultry, developed by the American Association of Avian Pathologists. When antibiotics are medically necessary, a licensed veterinary doctor will approve and administer approved doses for a restricted period. Our programs are designed to ensure antibiotics are ordered and used only when necessary and records of their usage – when and where – are maintained to monitor compliance with our protocols. We do not use antibiotics for growth promotion or performance enhancement.

Specialty Eggs

We are one of the largest producers and marketers of value-added specialty shell eggs in the U.S., which continues to be a significant and growing segment of the market. We classify cage-free, organic, brown, free-range, pasture-raised and nutritionally enhanced as specialty eggs for accounting and reporting purposes. Specialty eggs are intended to meet the demands of consumers sensitive to environmental, health and/or animal welfare issues and to comply with state requirements for cage-free eggs.

As defined by the USDA, eggs packed in USDA grade marked consumer packages labeled as cage-free are laid by hens that are able to roam vertically and horizontally in indoor houses and have access to fresh food and water. Cage-free systems must allow hens to exhibit natural behaviors and include enrichments such as scratch areas, perches and nests. Hens must have access to litter, protection from predators and be able to move in a barn in a manner that promotes bird welfare.

Ten states have passed legislation or regulations mandating minimum space or cage-free requirements for egg production or mandated the sale of only cage-free eggs and egg products in their states, with implementation of these laws ranging from January 2022 to January 2026. These states represent approximately 27% of the U.S. total population according to the 2020 U.S. Census. California, Massachusetts, and Colorado, which collectively represent approximately 16% of the total estimated U.S. population have cage-free legislation in effect currently. In May 2023, the U.S. Supreme Court upheld as constitutional California's law that requires the sale of only cage-free eggs in that state and regardless of the state in which the eggs are produced. Although we do not sell the majority of our eggs in these ten states, these state laws have impacted egg production practices nationally.

A significant number of our customers previously announced goals to offer cage-free eggs exclusively on or before 2026, subject in most cases to availability of supply, affordability and consumer demand, among other contingencies. Some of these customers have recently changed those goals to offer 70% cage-free eggs by the end of 2030. Our customers typically do not commit to long-term purchases of specific quantities or types of eggs with us, and as a result, it is difficult to accurately predict customer requirements for cage-free eggs. We are focused on adjusting our cage-free production capacity with a goal of meeting the future needs of our customers in light of changing state requirements and our customer's goals. As always, we strive to offer a product mix that aligns with current and anticipated customer purchase decisions. We are engaging with our customers to help them meet their announced goals and needs. We have invested significant capital in recent years to acquire and construct cage-free facilities, and we expect our focus for future expansion will continue to include cage-free facilities. Our volume of cage-free egg sales has continued to increase and account for a larger share of our product mix. Cage-free sales represented approximately 20.1% of our total net shell sales for fiscal year 2023. At the same time, we understand the importance of our continued ability to provide conventional eggs in order to provide our customers with a variety of egg choices and to address hunger in our communities.

We are a member of the Eggland's Best, Inc. cooperative ("EB") and produce, market, distribute and sell *Egg-Land's Best®* and *Land O' Lakes®* branded eggs under license from EB at our facilities under EB guidelines. *Land O' Lakes®* branded eggs are produced by hens that are fed a whole-grain vegetarian diet. Our *Farmhouse Eggs®* brand eggs are produced at our facilities by cage-free hens that are provided with a vegetarian diet. We market organic, vegetarian and omega-3 eggs under our *4-Grain®* brand, which consists of conventional and cage-free eggs. We also produce, market and distribute private label specialty shell eggs to several customers.

Egg Products

Egg products are shell eggs broken and sold in liquid, frozen, or dried form. We sell liquid and frozen egg products primarily to the institutional, foodservice and food manufacturing sectors in the U.S. Our egg products are primarily sold through our wholly owned subsidiaries American Egg Products, LLC located in Georgia and Texas Egg Products, LLC located in Texas.

During March 2023, MeadowCreek Food, LLC ("Meadowcreek"), a majority-owned subsidiary, began operations with a focus on being a leading provider of hard-cooked eggs. We serve as the preferred provider to supply specialty and conventional eggs that MeadowCreek needs to manufacture egg products. MeadowCreek's marketing plan is designed to extend our reach in the foodservice and retail marketplace and bring new opportunities in the restaurant, institutional and industrial food products arenas.

Summary of Conventional and Specialty Shell Egg and Egg Product Sales

The following table sets forth the contribution as a percentage of revenue and volumes of dozens sold of conventional and specialty shell egg and egg product sales for the following fiscal years:

	2023		2022		2021	
	Revenue	Volume	Revenue	Volume	Revenue	Volume
Conventional Eggs	65.2 %	65.3 %	59.8 %	69.0 %	56.8 %	73.2 %
Specialty Eggs						
Egg-Land's Best®	14.7 %	16.6 %	19.2 %	15.9 %	20.9 %	13.5 %
Other Specialty Eggs	15.7 %	18.1 %	17.3 %	15.1 %	19.1 %	13.3 %
Total Specialty Eggs	30.4 %	34.7 %	36.5 %	31.0 %	40.0 %	26.8 %
Egg Products	3.9 %		3.4 %		2.7 %	

Marketing and Distribution

In fiscal 2023, we sold our shell eggs in 38 states through the southwestern, southeastern, mid-western and mid-Atlantic regions of the U.S. through our extensive distribution network to a diverse group of customers, including national and regional grocery store chains, club stores, companies servicing independent supermarkets in the U.S., foodservice distributors and egg product consumers. Some of our sales are completed through co-pack agreements – a common practice in the industry whereby production and processing of certain products are outsourced to another producer. Although we face intense competition from numerous other companies, we believe that we have the largest market share for the sale of shell eggs in the grocery segment, including large U.S. food retailers.

The majority of eggs sold are based on the daily or short-term needs of our customers. Most sales to established accounts are on payment terms ranging from seven to 30 days. Although we have established long-term relationships with many of our customers, most of them are free to acquire shell eggs from other sources.

The shell eggs we sell are either delivered to our customers' warehouse or retail stores, by our own fleet or contracted refrigerated delivery trucks, or are picked up by our customers at our processing facilities.

We are a member of the Eggland's Best, Inc. cooperative and produce, market, distribute and sell *Egg-Land's Best®* and *Land O' Lakes®* branded eggs directly and through our joint ventures, Specialty Eggs, LLC and Southwest Specialty Eggs, LLC, under exclusive license agreements in Alabama, Arizona, Florida, Georgia, Louisiana, Mississippi and Texas, and in portions of Arkansas, California, Nevada, North Carolina, Oklahoma and South Carolina. We also have an exclusive license in New York City in addition to exclusivity in select New York metropolitan areas, including areas within New Jersey and Pennsylvania. As discussed above under "Specialty Eggs," we also sell our own Farmhouse Eggs® and 4Grain® branded eggs.

During 2022, the Company joined in the formation of a new egg farmer cooperative in the western United States. ProEgg, Inc.("ProEgg") is comprised of leading egg production companies, including Cal-Maine Foods, servicing retail and foodservice shell egg customers in 13 western states. ProEgg is a producer-owned cooperative organized under the Capper-Volstead Act.

The Company's top priority in joining as a member of ProEgg is serving our valued customers in this important market region. Our membership in ProEgg is expected to provide benefits for its customers, including supply chain stability and enhanced reliability. Initially, Cal-Maine Foods' customer relationships and customer support are expected to remain the same. We expect that starting January 1, 2024, each producer member will sell through ProEgg the shell eggs it produces for sale in the western states covered by the cooperative. Customers will have a single point of contact for their shell egg purchases, as ProEgg will have a dedicated team to market and sell the members' combined egg production in the region.

Customers

Our top three customers accounted for an aggregate of 50.1%, 45.9% and 48.6% of net sales dollars for fiscal 2023, 2022, and 2021, respectively. Our largest customer, Walmart Inc. (including Sam's Club), accounted for 34.2%, 29.5% and 29.8% of net sales dollars for fiscal 2023, 2022 and 2021, respectively.

In fiscal 2023, approximately 85.3% of our revenue related to sales to retail customers, 10.8% to sales to foodservice providers and 3.9% to egg products sales. Retail customers include primarily national and regional grocery store chains, club stores, and companies servicing independent supermarkets in the U.S. Foodservice customers include primarily companies that sell food products and related items to restaurants, healthcare and education facilities and hotels.

Competition

The production, processing, and distribution of shell eggs is an intensely competitive business, which has traditionally attracted large numbers of producers in the United States. Shell egg competition is generally based on price, service and product quality. The shell egg production industry remains highly fragmented. According to *Egg Industry Magazine*, the ten largest producers owned approximately 53% of industry table egg layer hens at year-end 2022 and 2021. We believe industry consolidation may continue, and we plan to capitalize on opportunities as they arise. We believe further concentration could result in reduced cyclicality of shell egg prices, but no assurance can be given in that regard.

Seasonality

Retail sales of shell eggs historically have been highest during the fall and winter months and lowest during the summer months. Prices for shell eggs fluctuate in response to seasonal demand factors and a natural increase in egg production during the spring and early summer. Historically, shell egg prices tend to increase with the start of the school year and tend to be highest prior to holiday periods, particularly Thanksgiving, Christmas and Easter. Consequently, and all other things being equal, we would expect to experience lower selling prices, sales volumes and net income (and may incur net losses) in our first and fourth fiscal quarters ending in August/September and May/June, respectively. Accordingly, we generally expect our need for working capital to be highest during those quarters.

Growth Strategy

Our growth strategy is focused on remaining a low-cost provider of shell eggs located near our customers, offering our customers choices that meet their requirements for eggs and egg products and continuing to grow our focus on specialty eggs and egg products. For example, our recent investment in MeadowCreek, discussed under the heading "Egg Products" above, is intended to extend our reach in the foodservice and retail marketplace and bring new opportunities in the restaurant, institutional and industrial food products arenas.

In light of the growing customer demand and increased legal requirements for cage-free eggs, we intend to continue to closely evaluate the need to expand through selective acquisitions, with a priority on those that will facilitate our ability to expand our cage-free shell egg production capabilities in key locations and markets. We will also continue to closely evaluate the need to continue to expand and convert our own facilities to increase production of cage-free eggs based on a timeline designed to meet the anticipated needs of our customers and comply with evolving legal requirements. As the ongoing production of cage-free eggs is more costly than the production of conventional eggs, aligning our cage-free production capabilities with changing demand for cage-free eggs is important to the success of our business.

Trademarks and License Agreements

We own the trademarks *Farmhouse Eggs®*, *Sunups®*, *Sunny Meadow®* and *4Grain®*. We produce and market *Egg-Land's Best®* and *Land O' Lakes®* branded eggs under license agreements with EB. We believe these trademarks and license agreements are important to our business.

Government Regulation

Our facilities and operations are subject to regulation by various federal, state, and local agencies, including, but not limited to, the FDA, USDA, Environmental Protection Agency ("EPA"), Occupational Safety and Health Administration ("OSHA") and corresponding state agencies or laws. The applicable regulations relate to grading, quality control, labeling, sanitary control and reuse or disposal of waste. Our shell egg facilities are subject to periodic USDA, FDA, EPA and OSHA inspections. Our feed production facilities are subject to FDA, EPA and OSHA regulation and inspections. We maintain our own inspection program to monitor compliance with our own standards and customer specifications. It is possible that we will be required to incur significant costs for compliance with such statutes and regulations. In the future, additional rules could be proposed that, if adopted, could increase our costs.

Ten states have passed legislation or regulations mandating minimum space or cage-free requirements for egg production or mandated the sale of only cage-free eggs and egg products in their states, with implementation of these laws ranging from January 2022 to January 2026. These states represent approximately 27% of the U.S. total population according to the 2020 U.S. Census. California, Massachusetts, and Colorado, which collectively represent approximately 16% of the total estimated U.S. population have cage-free legislation in effect currently. In May 2023, the U.S. Supreme Court upheld as constitutional California's law that requires the sale of only cage-free eggs in that state and regardless of the state in which the eggs are produced.

Environmental Regulation

Our operations and facilities are subject to various federal, state, and local environmental, health and safety laws and regulations governing, among other things, the generation, storage, handling, use, transportation, disposal, and remediation of hazardous materials. Under these laws and regulations, we must obtain permits from governmental authorities, including, but not limited to, wastewater discharge permits. We have made, and will continue to make, capital and other expenditures relating to compliance with existing environmental, health and safety laws and regulations and permits. We are not currently aware of any major capital expenditures necessary to comply with such laws and regulations; however, as environmental, health and safety laws and regulations are becoming increasingly more stringent, including those relating to animal wastes and wastewater discharges, it is possible that we will have to incur significant costs for compliance with such laws and regulations in the future.

Human Capital Resources

As of June 3, 2023, we had 2,976 employees, of whom 2,305 worked in egg production, processing, and marketing, 207 worked in feed mill operations and 464, including our executive officers, were administrative employees. Approximately 5.4% of our personnel are part-time, and we utilize temporary employment agencies and independent contractors to augment our staffing needs when necessary. For fiscal 2023, the average monthly full-time equivalent for contingent workers was 1,349. None of our employees are covered by a collective bargaining agreement. We consider our relations with employees to be good.

Culture and Values

We are proud to be contributing corporate citizens where we live and work and to help create healthy, prosperous communities. Our colleagues help us continue to enhance our community contributions, which are driven by our longstanding culture that strives to promote an environment that upholds integrity and respect and provides opportunities for each colleague to realize full potential. These commitments are encapsulated in the *Cal-Maine Foods Code of Ethics and Business Conduct* and in our *Human Rights Statement*.

Health and Safety

Our top priority is the health and safety of our employees, who continue to produce high-quality, affordable egg choices for our customers and contribute to a stable food supply. Our enterprise safety committee comprises two corporate safety managers, eight area compliance managers (three specifically for worker health and safety), 55 local site compliance managers, feed mill managers and general managers. The committee that oversees health and safety regularly reviews our written policies and changes to OSHA regulation standards and shares information as it relates to outcomes from incidents in order to improve future performance. The committee's goals include working to help ensure that our engagements with our consumers, customers, and regulators evidence our strong commitment to our workers' health and safety.

Our commitment to our colleagues' health includes a strong commitment to on-site worker safety, including a focus on accident prevention and life safety. Our Safety and Health Program is designed to promote best practices that help prevent and minimize workplace accidents and illnesses. The scope of our Safety and Health Program applies to all enterprise colleagues. Additionally, to help protect the health and well-being of our colleagues and people in our value chain, we require that any contractors or vendors acknowledge and agree to comply with the guidelines governed by our Safety and Health Program. At each of our locations, our general managers are expected to uphold and implement our Safety and Health Program in alignment with OSHA requirements. We believe that this program, which is reviewed annually by our senior management team, contributes to strong safety outcomes. As part of our Safety and Health Program, we conduct multi-lingual training that covers topics such as slip-and-fall avoidance, respiratory protection, prevention of hazardous communication of chemicals, the proper use of personal protective equipment, hearing conservation, emergency response, lockout and tagout of equipment and forklift safety, among others. We have also installed dry hydrogen peroxide biodefense systems in our processing facilities to help protect our colleagues' respiratory health. To help drive our focus on colleague safety, we developed safety committees at each of our sites with employee representation from each department.

We review the success of our safety programs on a monthly basis to monitor their effectiveness and the development of any trends that need to be addressed. During fiscal year 2023 our recordable incident rates decreased by 29% compared to fiscal 2022.

Diversity, Equity and Inclusion

Our culture seeks to embrace the diversity and inclusion of all our team members. This culture is driven by our board and executive management team. Our board comprises seven members, four of whom are independent. Women comprise 29% of our board and 14% of our board members identify as a racial or ethnic minority. As of June 3, 2023, our total workforce comprised 29% women and 53% of colleagues who identify as racial or ethnic minorities. Our Policy against Harassment, Discrimination, Unlawful or Unethical Conduct and Retaliation; Reporting Procedure affirms our commitment to supporting our employees regardless of race, color, religion, sex, national origin or any other basis protected by applicable law.

Cal-Maine Foods strives to ensure that our colleagues are treated equitably. We are an Equal Opportunity Employer that prohibits, by policy and practice, any violation of applicable federal, state, or local law regarding employment. Discrimination because of race, color, religion, sex, pregnancy, age, national origin, citizenship status, veteran status, physical or mental disability, genetic information, or any other basis protected by applicable law is prohibited. We value diversity in our workplaces or in work-related situations. We maintain strong protocols to help our colleagues perform their jobs free from harassment and discrimination. Our focus on equitable treatment extends to recruitment, employment applications, hiring, placement, job assignments, career development, training, remuneration, benefits, discharge and other matters tied to terms and conditions of employment. We are committed to offering our colleagues opportunities commensurate with our operational needs, their experiences, goals and contributions.

Recruitment, Development and Retention

We believe in compensating our colleagues with fair and competitive wages, in addition to offering competitive benefits. Approximately 76% of our employees are paid at hourly rates, which are all paid at rates above the federal minimum wage requirement. We offer our full-time eligible employees a range of benefits, including company-paid life insurance. The Company provides a comprehensive self-insured health plan and pays approximately 84% of the costs of the plan for participating employees and their families as of December 31, 2022. Recent benchmarking of our health plan indicates comparable benefits, at lower employee contributions, when compared to an applicable Agriculture and Food Manufacturing sector grouping, as well as peer group data. In addition, we offer employees the opportunity to purchase an extensive range of other group plan benefits, such as dental, vision, accident, critical illness, disability and voluntary life. After one year of employment, full-time employees who meet eligibility requirements may elect to participate in our KSOP retirement plan, which offers a range of investment alternatives and includes many positive features, such as automatic enrollment with scheduled automatic contribution increases and loan provisions. Regardless of the employees' elections to contribute to the KSOP, the Company contributes shares of Company stock or cash equivalent to 3% of participants' eligible compensation for each pay period that hours are worked.

We provide extensive training and development related to safety, regulatory compliance, and task training. We invest in developing our future leaders through our Management Intern, Management Trainee and informal mentoring programs.

Sustainability

We understand that climate, and the potential consequences of climate change, freshwater availability and preservation of global biodiversity, in addition to responsible management of our flocks, are vital to the production of high-quality eggs and egg products and to the success of our Company. We have engaged in agricultural production for more than 60 years. Our agricultural practices continue to evolve as we continue to strive to meet the need for nutritious, affordable foods to feed a growing population even as we exercise responsible natural resource stewardship. We plan to publish our most recent sustainability report on or around early August 2023, which will be available on our website. Information contained on our website is not a part of this report on Form 10-K.

Our Corporate Information

We maintain a website at www.calmainefoods.com where general information about our business and corporate governance matters is available. The information contained in our website is not a part of this report. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available, free of charge, through our website as soon as reasonably practicable after we file them with, or furnish them to, the SEC. In addition, the SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Cal-Maine Foods, Inc. is a Delaware corporation, incorporated in 1969.

ITEM 1A. RISK FACTORS

Our business and results of operations are subject to numerous risks and uncertainties, many of which are beyond our control. The following is a description of the known factors that may materially affect our business, financial condition or results of operations. They should be considered carefully, in addition to the information set forth elsewhere in this Annual Report on Form 10-K, including under Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, in making any investment decisions with respect to our securities. Additional risks or uncertainties that are not currently known to us, or that we are aware of but currently deem to be immaterial or that could apply to any company could also materially adversely affect our business, financial condition or results of operations.

INDUSTRY RISK FACTORS

Market prices of wholesale shell eggs are volatile, and decreases in these prices can adversely impact our revenues and profits.

Our operating results are significantly affected by wholesale shell egg market prices, which fluctuate widely and are outside our control. As a result, our prior performance should not be presumed to be an accurate indication of future performance. Under certain circumstances, small increases in production, or small decreases in demand, within the industry might have a large adverse effect on shell egg prices. Low shell egg prices adversely affect our revenues and profits.

Market prices for wholesale shell eggs have been volatile and cyclical. Shell egg prices have risen in the past during periods of high demand such as the initial outbreak of the COVID-19 pandemic and periods when high protein diets are popular. Shell egg prices have also risen during periods of constrained supply, such as the latest highly pathogenic avian influenza ("HPAI") outbreak that was first detected in domestic commercial flocks in February 2022. During times when prices are high, the egg industry has typically geared up to produce more eggs, primarily by increasing the number of layers, which historically has ultimately resulted in an oversupply of eggs, leading to a period of lower prices.

As discussed above in Part I. Item 1. Business – Seasonality, seasonal fluctuations impact shell egg prices. Therefore, comparisons of our sales and operating results between different quarters within a single fiscal year are not necessarily meaningful comparisons.

A decline in consumer demand for shell eggs can negatively impact our business.

We believe the increase in meals prepared at home due to concerns and restrictions during the initial outbreak of the COVID-19 pandemic, high-protein diet trends, industry advertising campaigns and the improved nutritional reputation of eggs have all contributed at one time or another to increased shell egg demand. However, it is possible that the demand for shell eggs will decline in the future. Adverse publicity relating to health or safety concerns and changes in the perception of the nutritional value of shell eggs, changes in consumer views regarding consumption of animal-based products, as well as movement away from high protein diets, could adversely affect demand for shell eggs, which would have a material adverse effect on our future results of operations and financial condition.

Feed costs are volatile and increases in these costs can adversely impact our results of operations.

Feed costs are the largest element of our shell egg (farm) production cost, ranging from 55% to 63% of total farm production cost in the last five fiscal years.

Although feed ingredients, primarily corn and soybean meal, are available from a number of sources, we do not have control over the prices of the ingredients we purchase, which are affected by weather, various global and U.S. supply and demand factors, transportation and storage costs, speculators, and agricultural, energy and trade policies in the U.S. and internationally. More recently, the Russia-Ukraine War has had a negative impact on the worldwide supply of grain, including corn, putting upward pressure on prices. We saw increasing prices for corn and soybean meal for fiscal years 2022 and 2023 as a result of weather-related shortfalls in production and yields, ongoing supply chain disruptions and the Russia-Ukraine War and its impact on the export markets. Our costs for corn and soybean meal are also affected by local basis prices. Factors that can affect basis levels include transportation and storage costs. We saw basis levels increase in our areas of operation during fiscal 2023 as a result of higher transportation and storage costs, resulting in higher farm production costs during the year.

Increases in feed costs unaccompanied by increases in the selling price of eggs can have a material adverse effect on the results of our operations and cash flow. Alternatively, low feed costs can encourage industry overproduction, possibly resulting in lower egg prices and lower revenue.

Agricultural risks, including outbreaks of avian disease, could harm our business.

Our shell egg production activities are subject to a variety of agricultural risks. Unusual or extreme weather conditions, disease and pests can materially and adversely affect the quality and quantity of shell eggs we produce and distribute. Outbreaks of avian influenza among poultry occur periodically worldwide and have occurred sporadically in the U.S. Most recently, an outbreak of HPAI, which was first detected in February 2022, has impacted the industry. Prior to 2022, there was another significant HPAI outbreak in the U.S. impacting poultry during 2015. There have been no positive tests for HPAI at any Cal-Maine Foods' owned or contracted facility as of July 25, 2023. The Company maintains controls and procedures designed to reduce the risk of exposing our flocks to harmful diseases; however, despite these efforts, outbreaks of avian disease can and do still occur and may adversely impact the health of our flocks. An outbreak of avian disease could have a material adverse impact on our financial results by increasing government restrictions on the sale and distribution of our products and requiring us to euthanize the affected layers. Negative publicity from an outbreak within our industry can negatively impact customer perception, even if the outbreak does not directly impact our flocks. If a substantial portion of our layers or production facilities are affected by any of these factors in any given quarter or year, our business, financial condition, and results of operations could be materially and adversely affected.

Shell eggs and shell egg products are susceptible to microbial contamination, and we may be required to, or we may voluntarily, recall contaminated products.

Shell eggs and shell egg products are vulnerable to contamination by pathogens such as Salmonella. The Company maintains policies and procedures designed to comply with the complex rules and regulations governing egg production, such as The Final Egg Rule issued by the FDA "Prevention of Salmonella Enteritidis in Shell Eggs During Production, Storage, and Transportation," and the FDA's Food Safety Modernization Act. Shipment of contaminated products, even if inadvertent, could result in a violation of law and lead to increased risk of exposure to product liability claims, product recalls and scrutiny by federal and state regulatory agencies. We have little, if any, control over proper handling once the product has been shipped or delivered. In addition, products purchased from other producers could contain contaminants that might be inadvertently redistributed by us. As such, we might decide or be required to recall a product if we, our customers or regulators believe it poses a potential health risk. Any product recall could result in a loss of consumer confidence in our products, adversely affect our reputation with existing and potential customers and have a material adverse effect on our business, results of operations and financial condition. We currently maintain insurance with respect to certain of these risks, including product liability insurance, business interruption insurance and general liability insurance, but in many cases such insurance is expensive, difficult to obtain and no assurance can be given that such insurance can be maintained in the future on acceptable terms, or in sufficient amounts to protect us against losses due to any such events, or at all.

Our profitability may be adversely impacted by increases in other input costs such as packaging materials and delivery expenses, including as a result of inflation.

In addition to feed ingredient costs, other significant input costs include costs of packaging materials and delivery expenses. Our costs of packing materials increased during fiscal 2023 and 2022 due to rising inflation and labor costs, and during 2022 also as a result of supply chain constraints initially caused by the pandemic, and these costs may continue to increase. We also experienced increases in delivery expenses during fiscal 2023 and 2022 due to increases in fuel and labor costs for both our fleet and contract trucking, and these costs may continue to increase. Increases in these costs are largely outside of our control and have an adverse effect on our profitability and cash flow.

BUSINESS AND OPERATIONAL RISK FACTORS

Global or regional health crises including pandemics or epidemics could have an adverse impact on our business and operations.

The effects of global or regional pandemics or epidemics can significantly impact our operations. Although demand for our products could increase as a result of restrictions such as travel bans and restrictions, quarantines, shelter-in-place orders, and business and government shutdowns, which can prompt more consumers to eat at home, these restrictions could also significantly increase our cost of doing business due to labor shortages, supply-chain disruptions, increased costs and decreased availability of packaging supplies, and increased medical and other costs. We experienced these impacts as a result of the COVID-19 pandemic, primarily during our fiscal years 2020 and 2021. The pandemic recovery also contributed to increasing inflation and interest rates, which persist and may continue to persist. The impacts of health crises are difficult to predict and depend on numerous factors including the severity, length and geographic scope of the outbreak, resurgences of the disease and variants, availability and acceptance of vaccines, and governmental, business and individuals' responses. A resurgence of COVID-19 and/or variants, or any future major public health crisis, would disrupt our business and could have a material adverse effect on our financial results.

Our acquisition growth strategy subjects us to various risks.

As discussed in Part I. Item I. Business – Growth Strategy, we plan to pursue a growth strategy that includes selective acquisitions of other companies engaged in the production and sale of shell eggs, with a priority on those that will facilitate our ability to expand our cage-free shell egg production capabilities in key locations and markets. We may over-estimate or under-estimate the demand for cage-free eggs, which could cause our acquisition strategy to be less-than-optimal for our future growth and profitability. The number of existing companies with cage-free capacity that we may be able to purchase is limited, as most production of shell eggs by other companies in our markets currently does not meet customer demands or legal requirements to be designated as cage-free. Conversely, if we acquire cage-free production capacity, which is more expensive to purchase and operate, and customer demands or legal requirements for cage-free eggs were to change, the resulting lack of demand for cage-free eggs may result in higher costs and lower profitability.

Acquisitions require capital resources and can divert management's attention from our existing business. Acquisitions also entail an inherent risk that we could become subject to contingent or other liabilities, including liabilities arising from events or conduct prior to our acquisition of a business that were unknown to us at the time of acquisition. We could incur significantly greater expenditures in integrating an acquired business than we anticipated at the time of its purchase.

We cannot assure you that we:

- will identify suitable acquisition candidates;
- can consummate acquisitions on acceptable terms;
- can successfully integrate an acquired business into our operations; or
- can successfully manage the operations of an acquired business.

No assurance can be given that companies we acquire in the future will contribute positively to our results of operations or financial condition. In addition, federal antitrust laws require regulatory approval of acquisitions that exceed certain threshold levels of significance, and we cannot guarantee that such approvals would be obtained.

The consideration we pay in connection with any acquisition affects our financial results. If we pay cash, we could be required to use a portion of our available cash or credit facility to consummate the acquisition. To the extent we issue shares of our Common Stock, existing stockholders may be diluted. In addition, acquisitions may result in additional debt. Our ability to access any additional capital that may be needed for an acquisition may be adversely impacted by higher interest rates and economic uncertainty.

Our largest customers have accounted for a significant portion of our net sales volume. Accordingly, our business may be adversely affected by the loss of, or reduced purchases by, one or more of our large customers.

Our customers, such as supermarkets, warehouse clubs and food distributors, have continued to consolidate and consolidation is expected to continue. These consolidations have produced larger customers and potential customers with increased buying power who are more capable of operating with reduced inventories, opposing price increases, and demanding lower pricing, increased promotional programs and specifically tailored products. Because of these trends, our volume growth could slow or we may need to lower prices or increase promotional spending for our products, any of which could adversely affect our financial results.

Our top three customers accounted for an aggregate of 50.1%, 45.9% and 48.6% of net sales dollars for fiscal 2023, 2022, and 2021, respectively. Our largest customer, Walmart Inc. (including Sam's Club), accounted for 34.2%, 29.5% and 29.8% of net sales dollars for fiscal 2023, 2022, and 2021, respectively. Although we have established long-term relationships with most of our customers who continue to purchase from us based on our ability to service their needs, they are generally free to acquire shell eggs from other sources. If, for any reason, one or more of our large customers were to purchase significantly less of our shell eggs in the future or terminate their purchases from us, and we were not able to sell our shell eggs to new customers at comparable levels, it would have a material adverse effect on our business, financial condition, and results of operations.

Our business is highly competitive.

The production and sale of fresh shell eggs, which accounted for virtually all of our net sales in recent years, is intensely competitive. We compete with a large number of competitors that may prove to be more successful than we are in producing, marketing and selling shell eggs. We cannot provide assurance that we will be able to compete successfully with any or all of these companies. Increased competition could result in price reductions, greater cyclicality, reduced margins and loss of market share, which would negatively affect our business, results of operations, and financial condition.

We are dependent on our management team, and the loss of any key member of this team may adversely affect the implementation of our business plan in a timely manner.

Our success depends largely upon the continued service of our senior management team. The loss or interruption of service of one or more of our key executive officers could adversely affect our ability to manage our operations effectively and/or pursue our growth strategy. We have not entered into any employment or non-compete agreements with any of our executive officers. Competition could cause us to lose talented employees, and unplanned turnover could deplete institutional knowledge and result in increased costs due to increased competition for employees.

Our business is dependent on our information technology systems and software, and failure to protect against or effectively respond to cyber-attacks, security breaches, or other incidents involving those systems, could adversely affect day-to-day operations and decision making processes and have an adverse effect on our performance and reputation.

The efficient operation of our business depends on our information technology systems, which we rely on to effectively manage our business data, communications, logistics, accounting, regulatory and other business processes. If we do not allocate and effectively manage the resources necessary to build and sustain an appropriate technology environment, our business, reputation, or financial results could be negatively impacted. In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including systems failures, natural disasters, terrorist attacks, viruses, ransomware, security breaches or cyber incidents. Cyber-attacks are becoming more sophisticated and are increasing in the number of attempts and frequency by groups and individuals with a wide range of motives. We have experienced and expect to continue to experience attempted cyber-attacks of our information technology systems or networks.

A security breach of sensitive information could result in damage to our reputation and our relations with our customers or employees. Any such damage or interruption could have a material adverse effect on our business.

Technology and business and regulatory requirements continue to change rapidly. Failure to update or replace legacy systems to address these changes could result in increased costs, including remediation costs, system downtime, third party litigation, regulatory actions or cyber security vulnerabilities which could have a material adverse effect on our business.

Labor shortages or increases in labor costs could adversely impact our business and results of operations.

Labor is a primary component of our farm production costs. Our success is dependent upon recruiting, motivating, and retaining staff to operate our farms. Approximately 76% of our employees are paid at hourly rates, often in entry-level positions. While all our employees are paid at rates above the federal minimum wage requirements, any significant increase in local, state or federal minimum wage requirements could increase our labor costs. In addition, any regulatory changes requiring us to provide additional employee benefits or mandating increases in other employee-related costs, such as unemployment insurance or workers compensation, would increase our costs. A shortage in the labor pool, which may be caused by competition from other employers, the remote locations of many of our farms, decreased labor participation rates or changes in government-provided support or immigration laws, particularly in times of lower unemployment, could adversely affect our business and results of operations. A shortage of labor available to us could cause our farms to operate with reduced staff, which could negatively impact our production capacity and efficiencies. In fiscal 2021 and 2022, our labor costs increased primarily due to the pandemic and its effects, which caused us to increase wages in response to labor shortages. In fiscal 2023, labor wages continued to rise due to increasing inflation and low unemployment. Accordingly, any significant labor shortages or increases in our labor costs could have a material adverse effect on our results of operations.

We are controlled by the family of our late founder, Fred R. Adams, Jr., and Adolphus B. Baker, Chairman of our Board of Directors, controls the vote of 100% of our outstanding Class A Common Stock.

Fred R. Adams, Jr., our Founder and Chairman Emeritus died on March 29, 2020. Mr. Adams' son-in-law, Adolphus B. Baker, Chairman of our board of directors, Mr. Baker's spouse and her three sisters (Mr. Adams' four daughters) (collectively, the "Family") beneficially own, directly or indirectly through related entities, 100% of our outstanding Class A Common Stock (which has 10 votes per share), controlling approximately 52.1% of our total voting power. Such persons also have additional voting power due to beneficial ownership of our Common Stock (which has one vote per share), directly or indirectly through related entities, resulting in family voting control of approximately 53.8% of our total voting power. Mr. Baker controls the vote of 100% of our outstanding Class A Common Stock.

We understand that the Family intends to retain ownership of a sufficient amount of our Common Stock and our Class A Common Stock to assure continued ownership of more than 50% of the voting power of our outstanding shares of capital stock. As a result of this ownership, the Family has the ability to exert substantial influence over matters requiring action by our stockholders, including amendments to our certificate of incorporation and by-laws, the election and removal of directors, and any merger, consolidation, or sale of all or substantially all of our assets, or other corporate transactions. Delaware law provides that the holders of a majority of the voting power of shares entitled to vote must approve certain fundamental corporate transactions such as a merger, consolidation and sale of all or substantially all of a corporation's assets; accordingly, such a transaction involving us and requiring stockholder approval cannot be effected without the approval of the Family. Such ownership will make an unsolicited acquisition of our Company more difficult and discourage certain types of transactions involving a change of control of our Company, including transactions in which the holders of our Common Stock might otherwise receive a premium for their shares over then current market prices. The Family's controlling ownership of our capital stock may adversely affect the market price of our Common Stock.

The price of our Common Stock may be affected by the availability of shares for sale in the market, and you may experience significant dilution as a result of future issuances of our securities, which could materially and adversely affect the market price of our Common Stock.

The sale or availability for sale of substantial amounts of our Common Stock could adversely impact its price. The Family holds approximately 1.4 million shares of Common Stock (the "Subject Shares") that are subject to an Agreement Regarding Common Stock (the "Agreement") filed as an exhibit to this report. The Subject Shares remain subject to potential sale under the Agreement. The Agreement generally provides that if a holder of Subject Shares intends to sell any of the Subject Shares, such party must give the Company a right of first refusal to purchase all or any of such shares. The price payable by the Company to purchase shares pursuant to the exercise of the right of first refusal will reflect a 6% discount to the then-current market price based on the 20 business-day volume-weighted average price. If the Company does not exercise its right of first refusal and purchase the shares offered, such party will, subject to the approval of a special committee of independent directors of the Board of Directors, be permitted to sell the shares not purchased by the Company pursuant to a Company registration statement, Rule 144 under the Securities Act of 1933, or another manner of sale agreed to by the Company. Although pursuant to the Agreement the Company will have a right of first refusal to purchase all or any of those shares, the Company may elect not to exercise its rights of first refusal, and if so such shares would be eligible for sale pursuant to the registration rights in the Agreement or pursuant to Rule 144 under the Securities Act of 1933. Sales, or the availability for sale, of a large number of shares of our Common Stock could result in a decline in the market price of our Common Stock.

In addition, our articles of incorporation authorize us to issue 120,000,000 shares of our Common Stock. As of June 3, 2023, there were 44,184,048 shares of our Common Stock outstanding. Accordingly, a substantial number of shares of our Common Stock are outstanding and are, or could become, available for sale in the market. In addition, we may be obligated to issue additional shares of our Common Stock in connection with employee benefit plans (including equity incentive plans).

In the future, we may decide to raise capital through offerings of our Common Stock, additional securities convertible into or exchangeable for Common Stock, or rights to acquire these securities or our Common Stock. The issuance of additional shares of our Common Stock or additional securities convertible into or exchangeable for our Common Stock could result in dilution of existing stockholders' equity interests in us. Issuances of substantial amounts of our Common Stock, or the perception that such issuances could occur, may adversely affect prevailing market prices for our Common Stock, and we cannot predict the effect this dilution may have on the price of our Common Stock.

LEGAL AND REGULATORY RISK FACTORS

Pressure from animal rights groups regarding the treatment of animals may subject us to additional costs to conform our practices to comply with developing standards or subject us to marketing costs to defend challenges to our current practices and protect our image with our customers. In particular, changes in customer preferences and new legislation have accelerated an increase in demand for cage-free eggs, which increases uncertainty in our business and increases our costs.

We and many of our customers face pressure from animal rights groups, such as People for the Ethical Treatment of Animals and the Humane Society of the United States, to require companies that supply food products to operate their business in a manner that treats animals in conformity with certain standards developed or approved by these groups. In general, we may incur additional costs to conform our practices to address these standards or to defend our existing practices and protect our image with our customers. The standards promoted by these groups change over time, but typically require minimum cage space for hens, among other requirements, and some of these groups have led successful legislative efforts to ban any form of caged housing in various states.

As discussed in Part I. Item 1. Business - Government Regulation, ten states have passed minimum space and/or cage-free requirements for hens, and other states are considering such requirements. In addition, in recent years, many large restaurant chains, foodservice companies and grocery chains, including our largest customers, announced goals to transition to an exclusively cage-free egg supply chain by specified future dates. A significant number of our customers previously announced goals to offer cage-free eggs exclusively on or before 2026, in most cases subject to available supply, affordability and consumer demand, among other contingencies. Some of these customers have recently changed those goals to offer 70% cage-free eggs by the end of 2030. While we anticipate that our retail and foodservice customers will continue to transition to selling cage-free eggs given public commitments, there is no assurance that this transition will take place or take place according to the timeline of current cage-free commitments. For example, customers may accelerate their transition to stocking cage-free eggs, which may challenge our ability to meet the cage-free volume needs of those customers and result in a loss of shell egg sales. Similarly, customers who commit to stock greater proportional quantities of cage-free eggs are under no obligation to continue to do so, which may result in an oversupply of cage-free eggs and result in lower specialty egg prices, which could reduce the return on our capital investment in cage-free production.

Changing our infrastructure and operating procedures to conform to consumer preferences, customer demands and new laws has resulted and will continue to result in additional costs, including capital and operating cost increases. The USDA reported that the estimated U.S. cage-free flock was 121.6 million hens as of June 30, 2023, which is approximately 38.3% of the total U.S. table egg layer hen population. According to the USDA Agricultural Marketing Service, as of May 2023 approximately 221 million hens, or about 70.5% of the U.S. non-organic laying flock would have to be in cage-free production by 2026 to meet projected demand from the retailers, foodservice providers and food manufacturers that have made goals to transition to cage-free eggs.

In response to our customers' announced goals and increased legal requirements for cage-free eggs, we have increased capital expenditures to increase our cage-free production capacity. We are also enhancing our focus on cage-free capacity when considering acquisition opportunities. Our customers typically do not commit to long-term purchases of specific quantities or type of eggs with us, and as a result, we cannot predict with any certainty which types of eggs they will require us to supply in future periods. The production of cage-free eggs is more costly than the production of conventional eggs, and these higher production costs contribute to the prices of cage-free eggs, which historically have typically been higher than conventional egg prices. Many consumers prefer to buy less expensive conventional shell eggs. These consumer preferences may in turn influence our customers' future needs for cage-free and conventional eggs. Due to these uncertainties, we may over-estimate future demand for cage-free eggs, which could increase our costs unnecessarily, or we may under-estimate future demand for cage-free eggs, which could harm us competitively. If our competitors obtain non-cancelable long-term contracts to provide cage-free eggs to our existing or potential customers, then there may be decreased demand for our cage-free eggs due to these lost potential sales. If we and our competitors increase cage-free egg production and there is no commensurate increase in demand for cage-free eggs, this overproduction could lead to an oversupply of cage-free eggs, reducing the sales price for specialty eggs and our return on capital investments in cage-free production.

Failure to comply with applicable governmental regulations, including environmental regulations, could harm our operating results, financial condition, and reputation. Further, we may incur significant costs to comply with any such regulations.

We are subject to federal, state and local regulations relating to grading, quality control, labeling, sanitary control, waste disposal, and other areas of our business. As a fully-integrated shell egg producer, our shell egg facilities are subject to regulation and inspection by the USDA, OSHA, EPA and FDA, as well as state and local health and agricultural agencies, among others. All of our shell egg production and feed mill facilities are subject to FDA, EPA and OSHA regulation and inspections. In addition, rules are often proposed that, if adopted as proposed, could increase our costs.

Our operations and facilities are subject to various federal, state and local environmental, health, and safety laws and regulations governing, among other things, the generation, storage, handling, use, transportation, disposal, and remediation of hazardous materials. Under these laws and regulations, we are required to obtain permits from governmental authorities, including, but not limited to wastewater discharge permits and manure and litter land applications.

If we fail to comply with applicable laws or regulations, or fail to obtain necessary permits, we could be subject to significant fines and penalties or other sanctions, our reputation could be harmed, and our operating results and financial condition could be materially adversely affected. In addition, because these laws and regulations are becoming increasingly more stringent, it is possible that we will be required to incur significant costs for compliance with such laws and regulations in the future.

Climate change and legal or regulatory responses may have an adverse impact on our business and results of operations.

Extreme weather events, such as derechos, wildfires, drought, tornadoes, hurricanes, storms, floods or other natural disasters could materially and adversely affect our operating results and financial condition. In fact, derechos, fires, floods, tornadoes and hurricanes have affected our facilities or the facilities of other egg producers in the past. Increased global temperatures and more frequent occurrences of extreme weather events, which may be exacerbated by climate change, may cause crop and livestock areas to become unsuitable, including due to water scarcity or high or unpredictable temperatures, which may result in much greater stress on food systems and more pronounced food insecurity globally. Lower global crop production, including corn and soybean meal, which are the primary feed ingredients that support the health of our animals, may result in significantly higher prices for these commodity inputs, impact our ability to source the commodities we use to feed our flocks, and negatively impact our ability to maintain or grow our operations. Climate change may increasingly expose workers and animals to high heat and humidity stressors that adversely impact poultry production. Increased greenhouse gas emissions may also negatively impact air quality, soil quality and water quality, which may hamper our ability to support our operations, particularly in higher water- and soil-stressed regions.

Increasing frequency of severe weather events, whether tied to climate change or any other cause, may negatively impact our ability to raise poultry and produce eggs profitably or to operate our transportation and logistics supply chains. Regulatory controls and market pricing may continue to drive the costs of fossil-based fuels higher, which could negatively impact our ability to source commodities necessary to operate our farms or plants and our current fleet of vehicles. These changes may cause us to change, significantly, our day-to-day business operations and our strategy. Climate change and extreme weather events may also impact demand for our products given evolution of consumer food preferences. Even if we take measures to position our business in anticipation of such changes, future compliance with legal or regulatory requirements may require significant management time, oversight and enterprise expense. We may also incur significant expense tied to regulatory fines if laws and regulations are interpreted and applied in a manner that is inconsistent with our business practices. We can make no assurances that our efforts to prepare for these adverse events will be in line with future market and regulatory expectations and our access to capital to support our business may also be adversely impacted.

Current and future litigation could expose us to significant liabilities and adversely affect our business reputation.

We and certain of our subsidiaries are involved in various legal proceedings. Litigation is inherently unpredictable, and although we believe we have meaningful defenses in these matters, we may incur liabilities due to adverse judgments or enter into settlements of claims that could have a material adverse effect on our results of operations, cash flow and financial condition. For a discussion of our ongoing legal proceedings see Part I. Item 3. Legal Proceedings below and Part II. Item 8. Notes to the Consolidated Financial Statements, Note 16 – Commitments and Contingencies. Such lawsuits are expensive to defend, divert management's attention, and may result in significant adverse judgments or settlements. Legal proceedings may expose us to negative publicity, which could adversely affect our business reputation and customer preference for our products and brands.

FINANCIAL AND ECONOMIC RISK FACTORS

Weak or unstable economic conditions, including continued higher inflation and rising interest rates, could negatively impact our business.

Weak or unstable economic conditions, including continued higher inflation and rising interest rates, may adversely affect our business by:

- Limiting our access to capital markets or increasing the cost of capital we may need to grow our business;
- Changing consumer spending and habits and demand for eggs, particularly higher-priced eggs;

- Restricting the supply of energy sources or increasing our cost to procure energy; or
- Reducing the availability of feed ingredients, packaging material, and other raw materials, or increasing the cost of these items.

Deterioration of economic conditions could also negatively impact:

- The financial condition of our suppliers, which may make it more difficult for them to supply raw materials;
- The financial condition of our customers, which may decrease demand for eggs or increase our bad debt expense; or
- The financial condition of our insurers, which could increase our cost to obtain insurance, and/or make it difficult for or insurers to meet their obligations in the event we experience a loss due to an insured peril.

According to the U.S. Bureau of Labor Statistics, from May 2021 to May 2022, the Consumer Price Index for All Urban Consumers ("CPI-U") increased 8.5 percent, the largest 12-month increase since the period ending December 1981. The CPI-U increased 4.1% from May 2022 to May 2023. Inflationary costs have increased our input costs, and if we are unable to pass these costs through to the customer it could have an adverse effect on our business.

We hold significant cash balances in deposit accounts with deposits in excess of the amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). In the event of a bank failure at an institution where we maintain deposits in excess of the FDIC-insured amount, we may lose such excess deposits.

The loss of any registered trademark or other intellectual property could enable other companies to compete more effectively with us.

We utilize intellectual property in our business. For example, we own the trademarks *Farmhouse Eggs®*, *4Grain®, Sunups®*, and *Sunny Meadow®*. We produce and market *Egg-Land's Best®* and *Land O' Lakes®* under license agreements with EB. We have invested a significant amount of money in establishing and promoting our trademarked brands. The loss or expiration of any intellectual property could enable our competitors to compete more effectively with us by allowing them to make and sell products substantially similar to those we offer. This could negatively impact our ability to produce and sell those products, thereby adversely affecting our operations.

Impairment in the carrying value of goodwill or other assets could negatively affect our results of operations or net worth.

Goodwill represents the excess of the cost of business acquisitions over the fair value of the identifiable net assets acquired. Goodwill is reviewed at least annually for impairment by assessing qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. As of June 3, 2023, we had $44.0 million of goodwill. While we believe the current carrying value of this goodwill is not impaired, future goodwill impairment charges could adversely affect our results of operations in any particular period and our net worth.

Events beyond our control such as extreme weather and natural disasters could negatively impact our business.

Fire, bioterrorism, pandemics, extreme weather or natural disasters, including droughts, floods, excessive cold or heat, water rights restrictions, hurricanes or other storms, could impair the health or growth of our flocks, decrease production or availability of feed ingredients, or interfere with our operations due to power outages, fuel shortages, discharges from overtopped or breached wastewater treatment lagoons, damage to our production and processing facilities, labor shortages or disruption of transportation channels, among other things. Any of these factors could have a material adverse effect on our financial results.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The table below provides summary information about the primary operational facilities we use in our business as of June 3, 2023.

Type	Quantity [a]	Owned	Leased	Production Capacity	Location
Breeding Facilities	3	3	—	House up to 255,000 hens	GA, MS
Distribution Centers	6	6	—	NA	FL, GA, NC, TX
Feed Mills	25	24	1	Production capacity of 859 tons of feed per hour	AL, AR, FL, GA, KS, KY, LA, MS, OH, OK, SC, TN, TX, UT
Hatcheries	2	1	1	Hatch up to 407,600 chicks per week	FL, MS
Processing and Packaging	43	43	—	Approximately 587,700 dozen shell eggs per hour	AL, AR, FL, GA, KS, KY, LA, MS, OH, OK, SC, TX, UT
Pullet Facilities	29	29	—	Grow 27.1 million pullets annually	AR, FL, GA, KS, KY, MS, SC, TX, UT
Shell Egg Production	42	42	—	House up to 46.6 million layers	AL, AR, FL, GA, KS, KY, LA, MS, OH, OK, SC, TX, UT
Egg Products Processing Facilities	3	3	—	Production capacity of 43,140 lbs. per hour	GA, TX, MO

(a) Does not include idled facilities.

We also have ongoing construction projects to further expand the Company's cage-free egg production capabilities. These projects include expanding our cage-free egg production at existing farms or converting conventional housing with cage-free production. These projects will phase into production through fiscal 2027. For additional information, see Part II. Item 7. Management's Discussion and Analysis – Results of Operations – Liquidity and Capital Resources.

As of June 3, 2023, we owned approximately 28.0 thousand acres of land. There are no material mortgages or liens on our properties.

ITEM 3. LEGAL PROCEEDINGS

Refer to the description of certain legal proceedings pending against us under Part II. Item 8. Notes to the Consolidated Financial Statements, Note 16 – Commitments and Contingencies, which discussion is incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

We have two classes of capital stock, Common Stock and Class A Common Stock. Our Common Stock trades on the NASDAQ Global Select Market under the symbol "CALM". There is no public trading market for the Class A Common Stock.

All outstanding Class A shares are owned by a limited liability company of which Adolphus Baker, our Chairman, is the sole managing member and will be voted at the direction of Mr. Baker. At July 14, 2023, there were approximately 319 record holders of our Common Stock and approximately 73,626 beneficial owners whose shares were held by nominees or broker dealers. For additional information about our capital structure, see Note 11 - Equity in Part II. Item 8. Notes to the Consolidated Financial Statements.

Dividends

Cal-Maine has a variable dividend policy adopted by its Board of Directors. Pursuant to the policy, Cal-Maine pays a dividend to shareholders of its Common Stock and Class A Common Stock on a quarterly basis for each quarter for which the Company reports net income attributable to Cal-Maine Foods, Inc. computed in accordance with GAAP in an amount equal to one-third

(1/3) of such quarterly income. Dividends are paid to shareholders of record as of the 60th day following the last day of such quarter, except for the fourth fiscal quarter. For the fourth quarter, the Company will pay dividends to shareholders of record on the 65th day after the quarter end. Dividends are payable on the 15th day following the record date. Following a quarter for which the Company does not report net income attributable to Cal-Maine Foods, Inc., the Company will not pay a dividend for a subsequent profitable quarter until the Company is profitable on a cumulative basis computed from the date of the last quarter for which a dividend was paid. Under the Company's Credit Facility, dividends are restricted to the amount permitted under the Company's current dividend policy, and may not be paid if a default exists or will arise after giving effect to the dividend or if the sum of cash and cash equivalents of the Company and its subsidiaries plus availability under the Credit Facility equals less than $50 million.

Stock Performance Graph

The Company utilized the (i) Russell 2000 Total Return, and (ii) S&P Composite 1500 Food Products Industry Index to benchmark the Company's total shareholder return. The Company is a member of each of these indexes and believes the other companies included in these indexes provide products and services similar to Cal-Maine Foods. The graph presents total shareholder return and assumes $100 was invested on June 1, 2018 in the stock or index and dividends were reinvested.



	June 1, 2018	May 31, 2019	May 29, 2020	May 28, 2021	May 27, 2022	June 3, 2023
Cal-Maine Foods, Inc.	$ 100.00	$ 80.69	$ 97.12	$ 76.16	$ 105.31	$ 114.38
Russell 2000 Total Return	100.00	90.16	87.06	143.27	120.53	118.75
S&P Composite 1500 Food Products Industry Index	100.00	105.74	116.41	144.80	155.14	163.85

Issuer Purchases of Equity Securities

The following table is a summary of our fourth quarter 2023 share repurchases:

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans Or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
2/26/23 to 3/25/23	—	$ —	—	—
3/26/23 to 4/22/23	10,551	48.62	—	—
4/23/23 to 6/03/23	—	—	—	—
	10,551	$ 48.62	—	—

    (1) As permitted under our Amended and Restated 2012 Omnibus Long-Term Incentive Plan, these shares were withheld by us to satisfy tax withholding   obligations for employees in connection with the vesting of restricted common stock.

Recent Sales of Unregistered Securities

No sales of securities without registration under the Securities Act of 1933 occurred during our fiscal year ended June 3, 2023.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information

	(a)	(b)	(c)
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by shareholders	—	$ —	294,140
Equity compensation plans not approved by shareholders	—	—	—
Total	—	$ —	294,140

    (a) There were no outstanding options, warrants or rights as of June 3, 2023. There were 941,593 shares of restricted stock outstanding under our Amended and Restated 2012 Omnibus Long-Term Incentive Plan as of June 3, 2023.
    (b) There were no outstanding options, warrants or rights as of June 3, 2023.
    (c) Reflects shares available for future issuance as of June 3, 2023 under our Amended and Restated 2012 Omnibus Long-Term Incentive Plan.

For additional information, see Note 14 – Stock Compensation Plans in Part II. Item 8. Notes to the Consolidated Financial Statements.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RISK FACTORS; FORWARD-LOOKING STATEMENTS

For information relating to important risks and uncertainties that could materially adversely affect our business, securities, financial condition, operating results, or cash flow, reference is made to the disclosure set forth under Part I. Item 1A. Risk Factors. In addition, because the following discussion includes numerous forward-looking statements relating to our business, securities, financial condition, operating results and cash flow, reference is made to the disclosure set forth under Part I. Item 1A. Risk Factors and to the information set forth in the section of Part I immediately preceding Item 1 above under the caption "Forward-Looking Statements."

COMPANY OVERVIEW

Cal-Maine Foods, Inc. is primarily engaged in the production, grading, packaging, marketing and distribution of fresh shell eggs. Our fiscal year end is the Saturday closest to May 31. The fiscal year 2023 and 2022 included 53 weeks and 52 weeks, respectively. The Company, which is headquartered in Ridgeland, Mississippi, is the largest producer and distributor of fresh shell eggs in the United States ("U.S"). In fiscal 2023, we sold approximately 1,147.4 million dozen shell eggs, which we believe represented approximately 21% of domestic shell egg consumption. Our total flock as of June 3, 2023 of approximately 41.2 million layers and 10.8 million pullets and breeders is the largest in the U.S. We sell most of our shell eggs to a diverse group of customers, including national and regional grocery store chains, club stores, companies servicing independent supermarkets in the U.S., food service distributors, and egg product consumers in states across the southwestern, southeastern, mid-western and mid-Atlantic regions of the U.S.

The Company has one reportable operating segment, which is the production, grading, packaging, marketing and distribution of shell eggs. Many of our customers rely on us to provide most of their shell egg needs, including specialty and conventional eggs. Specialty eggs represent a broad range of products. We classify cage-free, organic, brown, free-range, pasture-raised and nutritionally enhanced as specialty eggs for accounting and reporting purposes. We classify all other shell eggs as conventional eggs. While we report separate sales information for these types of eggs, there are a number of cost factors which are not specifically available for conventional or specialty eggs due to the nature of egg production. We manage our operations and allocate resources to these types of eggs on a consolidated basis based on the demands of our customers. For further description of our business, refer to Part I. Item I. Business.

HPAI

Since the first detection in a U.S. commercial flock in February 2022, outbreaks of highly pathogenic avian influenza ("HPAI") continued to occur in U.S. poultry flocks throughout calendar year 2022 and, less frequently, in calendar year 2023, which is more than twice the length of time of the last HPAI outbreak in 2014-2015. HPAI affected more than 58 million birds in 47 states and resulted in the depopulation of 43.3 million commercial layer hens and 1.0 million pullets leading to higher prices for conventional shell eggs beginning in the fourth quarter of fiscal 2022 and continuing through the third quarter of fiscal 2023. Though the virus is still present, due to seasonal migratory patterns of wild birds (which serve as carriers for the disease) the rate of outbreaks has substantially decreased and the last occurrence in a commercial egg laying flock was in December 2022. The USDA attributes this, in large part, to improved biosecurity measures by the commercial poultry industry. The industry and USDA have devoted significant resources to attempt to prevent future outbreaks. With the spring wild bird migration complete in the U.S., focus is on the fall migration season.

We believe the HPAI outbreak will continue to impact the overall supply of eggs until the layer hen flock is fully replenished. The egg industry typically experiences lower sales during the summer. The layer hen flock five-year average from 2020-2022 for the month of June is 321.5 million hens. According to the USDA the U.S. flock consisted of 317.4 million layers producing table or market type eggs as of July 1, 2023, which is 0.9% below the five-year average and reflects efforts by U.S. producers to repopulate their flocks. As the layer flock began to recover in the fourth quarter of fiscal 2023, prices for conventional shell eggs decreased from previous highs. There have been no positive tests for HPAI at any Cal-Maine Foods' owned or contracted production facility as of July 25, 2023. While no farm is immune from HPAI, we believe we have implemented and continue to maintain robust biosecurity programs across our locations. We are also working closely with federal, state and local government officials and focused industry groups to mitigate the risk of this and future outbreaks and effectively manage our response, if needed.

Executive Overview of Results – Fiscal Years Ended June 3, 2023, May 28, 2022 and May 29, 2021

	Fiscal Years Ended		
	June 3, 2023	May 28, 2022	May 29, 2021
Net sales (in thousands)	$ 3,146,217	$ 1,777,159	$ 1,348,987
Gross profit (in thousands)	$ 1,196,457	$ 337,059	$ 160,661
Net income attributable to Cal-Maine Foods, Inc.	$ 758,024	$ 132,650	$ 2,060
Net income per share attributable to Cal-Maine Foods, Inc.			
Basic	$ 15.58	$ 2.73	$ 0.04
Diluted	$ 15.52	$ 2.72	$ 0.04
Net average shell egg price [a]	$ 2.622	$ 1.579	$ 1.217
Average UB Southeast Region - Shell Eggs - White Large	$ 3.115	$ 1.712	$ 1.155
Feed costs per dozen produced	$ 0.676	$ 0.571	$ 0.446

(a) The net average shell egg selling price is the blended price for all sizes and grades of shell eggs, including non-graded shell egg sales, breaking stock and undergrades.

For fiscal 2022, net sales increased to $1.8 billion, gross profit to $337.1 million and net income to $132.7 million from fiscal 2021 net sales of $1.3 billion, gross profit of $160.7 million and net income of $2.1 million. The increases resulted primarily from higher selling prices for conventional eggs as well as an increased volume of specialty eggs sold, partially offset by a decline in the volume of conventional eggs sold. Gross profit and net income increases were partially offset by increased cost of feed ingredients and increased processing costs. Consumer demand maintained a steady growth throughout our first three quarters of fiscal 2021 but began trending down during our fourth quarter of fiscal 2021 as consumers started to resume pre-pandemic activities. We believe the decreased demand in foodservice seen throughout the first three quarters of fiscal 2021 due to the pandemic contributed to the depressed price of shell eggs for fiscal 2021 in the retail market due to the extra supply entering the retail channel from the foodservice channel.

For fiscal 2022, we believe prices for conventional eggs were positively impacted by a better alignment of the size of the conventional production layer hen flock and customer and consumer demand through the first three fiscal quarters of 2022. Conventional egg prices further increased in the fourth quarter of fiscal 2022 primarily due to decreased supply caused by the HPAI outbreak compounded with good customer demand. Throughout fiscal 2022 the hen numbers reported by the USDA remained below the five-year average.

For fiscal 2023, net sales increased to $3.1 billion, gross profit to $1.2 billion and net income to $758.0 million. The increases primarily resulted from significantly higher average egg selling prices, primarily due to the reduction in egg supply caused by HPAI and higher grain and other input costs, as some of our egg sales prices are based on formulas related to our costs of production. Gross profit and net income increases were partially offset by the increased cost of feed ingredients and increased processing, packaging and warehouse costs. The impact of HPAI continued throughout the first three quarters of fiscal 2023 as prices continued to increase. For the first three quarters of fiscal 2023, the average UB southeastern large index price was 138.8% higher than the average price of the first three quarters in fiscal 2022. For the fourth quarter of fiscal 2023 the average UB southeastern large index price decreased 13.8% to $2.163 from the same period in the prior year as the egg supply improved from the effects of HPAI. Conventional egg selling prices declined significantly during the latter part of the fourth quarter of fiscal 2023.

Our dozens sold increased by 5.9% for fiscal 2023 compared to fiscal 2022, primarily due to an increase in specialty egg sales. According to Information Resources, Inc. ("IRI"), for the 52 weeks ended June 4, 2023, which approximately aligns with our fiscal year 2023, conventional egg dozens sold in the U.S. at multi-retail outlets decreased 9.3%, while specialty egg dozens sold increased 9.9% versus the prior-year comparable period. Our conventional eggs dozens sold increased 0.2% and specialty egg dozens sold increased 18.6% as compared to fiscal 2022, with most of the increase due to an increase in cage-free eggs sold.

Our feed costs per dozen produced increased to $0.676 in fiscal 2023, compared to $0.571 in fiscal 2022. For fiscal year 2023, the average Chicago Board of Trade ("CBOT") daily market price was $6.57 per bushel for corn and $450 per ton for soybean meal, representing increases of 4.1% and 14.7%, respectively, compared to the daily average CBOT prices for fiscal 2022. Supplies of corn and soybean meal remained tight relative to demand in throughout fiscal 2023, as evidenced by a low stock-to-use ratio for corn, as a result of weather-related shortfalls in production and yields, ongoing supply chain disruptions and the Russia-Ukraine War and its impact on the export markets. Basis levels for corn and soybean meal, which impact our costs for these feed ingredients, ran significantly higher in fiscal 2023 in our areas of operation compared to our prior year fiscal year as a result of higher transportation and storage costs, adding to our expense.

RESULTS OF OPERATIONS

The following table sets forth, for the fiscal years indicated, certain items from our Consolidated Statements of Income expressed as a percentage of net sales.

	Fiscal Year Ended	
	June 3, 2023	May 28, 2022
Net sales	100.0 %	100.0 %
Cost of sales	62.0 %	81.0 %
Gross profit	38.0 %	19.0 %
Selling, general and administrative	7.4 %	11.2 %
Gain on insurance recoveries	(0.1) %	(0.3) %
(Gain) loss on disposal of fixed assets	— %	— %
Operating income	30.7 %	8.1 %
Total other income	1.0 %	1.3 %
Income before income taxes	31.7 %	9.4 %
Income tax expense	7.7 %	1.9 %
Net income	24.0 %	7.5 %
Less: Net loss attributable to noncontrolling interest	— %	— %
Net income attributable to Cal-Maine Foods, Inc.	24.0 %	7.5 %

Fiscal Year Ended June 3, 2023 Compared to Fiscal Year Ended May 28, 2022

NET SALES

Total net sales for fiscal 2023 were $3.1 billion compared to $1.8 billion for fiscal 2022.

Net shell egg sales represented 96.1% and 96.6% of total net sales for the fiscal year 2023 and 2022, respectively. Shell egg sales classified as "Other" represent sales of miscellaneous byproducts and resale products included with our shell egg operations. The table below presents an analysis of our conventional and specialty shell egg sales (in thousands, except percentage data):

	June 03, 2023		May 28, 2022	
Total net sales	$ 3,146,217		$ 1,777,159	
Conventional	$ 2,051,961	67.9 %	$ 1,061,995	61.8 %
Specialty	956,993	31.6 %	648,838	37.8 %
Egg sales, net	3,008,954	99.5 %	1,710,833	99.6 %
Other	14,993	0.5 %	6,322	0.4 %
Net shell egg sales	$ 3,023,947	100.0 %	$ 1,717,155	100.0 %
Dozens sold:				
Conventional	749,076	65.3 %	747,914	69.0 %
Specialty	398,297	34.7 %	335,875	31.0 %
Total dozens sold	1,147,373	100.0 %	1,083,789	100.0 %
Net average selling price per dozen:				
Conventional	$ 2.739		$ 1.420	
Specialty	$ 2.403		$ 1.932	
All shell eggs	$ 2.622		$ 1.579	
Egg products sales:				
Egg products net sales	$ 122,270		$ 60,004	
Pounds sold	70,035		63,968	
Net average selling price per pound	$ 1.746		$ 0.938	

Shell egg net sales

- For fiscal 2023, shell egg net sales increased $1.3 billion, primarily due to higher net average selling prices for conventional eggs, and to a lesser extent specialty eggs.

- For fiscal 2023, conventional egg sales increased $990.0 million, or 93.2%, compared to fiscal 2022, primarily due to the increase in conventional egg prices. Changes in price resulted in a $988.0 million increase and changes in volume resulted in a $1.7 million increase in net sales.

- Conventional egg prices increased in the first three quarters of fiscal 2023 primarily due to decreased supply caused by the HPAI outbreak, discussed above. Conventional egg prices decreased substantially in the fourth quarter of fiscal 2023 compared to average fiscal 2023 levels, due to an increased supply of conventional eggs caused by the repopulating of layer flocks in response to the impact of HPAI and typical seasonal decreases in demand. Conventional egg prices exceeded specialty egg prices during fiscal 2022 and for the first three quarters of fiscal 2023, which is atypical historically. Conventional egg prices generally respond more quickly to market conditions because we sell the majority of our conventional shell eggs based on formulas that adjust periodically and take into account, in varying ways, independently quoted regional wholesale market prices for shell eggs or formulas related to our costs of production. The majority of our specialty eggs are typically sold at prices and terms negotiated directly with customers and therefore do not fluctuate as much as conventional pricing.

- Specialty egg sales increased $308.2 million, or 47.5%, for fiscal 2023 compared to fiscal 2022, primarily due to a 24.4% increase in specialty egg prices and a 18.6% increase in the volume of specialty dozens sold. Changes in price resulted in a $187.6 million increase and change in volume resulted in a $120.6 million increase in net sales, respectively. Our specialty egg sales also benefitted from our additional cage-free production capacity. Cage-free revenue for fiscal 2023 was 20.2% of total revenue, compared to 22.3% for fiscal 2022.

- Net average selling prices of specialty eggs increased by agreements with our customers in response to rising feed and other input costs as well as lower supply availability due to HPAI.

- Demand for specialty eggs increased during the first three quarters of fiscal 2023 as conventional egg prices rose. Our sales volume benefited versus the prior-year period, through use of our higher cage-free production capacity.

Egg products net sales

- Egg products net sales increased $62.3 million or 103.8%, primarily due to an 86.1% selling price increase compared to fiscal 2022, which had a $56.6 million positive impact on net sales.

- Our egg products net average selling price increased in fiscal 2023, compared to fiscal 2022 as the supply of shell eggs used to produce egg products decreased due to the HPAI outbreak that started in February 2022.

COST OF SALES

Cost of sales for fiscal 2023 were $1.9 billion compared to $1.4 billion for fiscal 2022.

Cost of sales consists of costs directly related to producing, processing and packing shell eggs, purchases of shell eggs from outside sources, processing and packing of liquid and frozen egg products and other non-egg costs. Farm production costs are those costs incurred at the egg production facility, including feed, facility, hen amortization and other related farm production costs.

The following table presents the key variables affecting our cost of sales (in thousands, except cost per dozen data):

| | | Fiscal Year Ended | | |
		June 03, 2023	May 28, 2022	% Change
Cost of Sales:				
Farm production	$	1,118,741	$ 927,806	20.6 %
Processing, packaging, and warehouse		342,836	289,056	18.6
Egg purchases and other (including change in inventory)		379,777	172,034	120.8
Total shell eggs		1,841,354	1,388,896	32.6
Egg products		108,406	51,204	111.7
Total	$	1,949,760	$ 1,440,100	35.4 %
Farm production costs (per dozen produced)				
Feed	$	0.676	$ 0.571	18.4 %
Other	$	0.396	$ 0.352	12.5 %
Total	$	1.072	$ 0.923	16.1 %
Outside egg purchases (average cost per dozen)	$	3.02	$ 1.72	75.6 %
Dozens produced		1,058,540	1,022,327	3.5 %
Percent produced to sold		92.3%	94.3%	(2.1) %

Farm Production

- Feed costs per dozen produced increased 18.4% in fiscal 2023 compared to fiscal 2022, primarily due to higher feed ingredient prices. Basis levels for corn and soybean meal ran significantly higher in our areas of operation compared to our prior fiscal year due to higher transportation and storage costs, adding to our expense.

- For fiscal 2023, the average daily CBOT market price was $6.57 per bushel for corn and $450 per ton of soybean meal, representing increases of 4.1% and 14.7%, respectively, as compared to the average daily CBOT prices for fiscal 2022.

- Other farm production costs increased due to higher facility and flock amortization. Facility costs increased due primarily to increased labor costs. Labor costs increased 29.6% due to increased use of contract labor and increased wages raised in response to labor shortages.

- Flock amortization increased primarily from higher capitalized feed costs as well as higher amortization costs from an increase in our cage-free production.

Supplies of corn and soybean remained tight relative to demand throughout fiscal 2023, as evidenced by a low stock-to-use ratio for corn, as a result of weather-related shortfalls in production and yields, ongoing supply chain disruptions and the Russia-Ukraine War and its impact on the export markets. For fiscal 2024, we expect continued corn and soybean upward pricing pressures and further market volatility to affect feed costs.

Processing, packaging, and warehouse

- Cost of packaging materials increased 18.6% compared to fiscal 2022 as costs increased due to rising inflation and labor costs.

- Labor costs increased 13.6% due to wage increases instituted in response to labor shortages and rising inflation.

- Dozens processed increased 3.6% compared to fiscal 2022, which resulted in an $11.2 million increase in costs.

Egg purchases and other (including change in inventory)

- Costs in this category increased 120.8% compared to fiscal 2022 primarily due to the increase in egg prices. The average price of outside egg purchases increased 75.6% per dozen compared to fiscal 2022. Additionally, our percentage of produced to sold decreased to 92.3% in fiscal 2023 from 94.3% in fiscal 2022 as we increased our volume of outside egg purchases in order to meet customer demand.

GROSS PROFIT

Gross profit, as a percentage of net sales, was 38.0% for fiscal 2023, compared to 19.0% for fiscal 2022. The increase resulted primarily from higher selling prices for conventional eggs as well as the increased volume of specialty eggs sold, partially offset by the increased cost of feed ingredients and processing, packaging and warehouse costs.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

Selling, general, and administrative ("SGA") expenses include costs of marketing, distribution, accounting, and corporate overhead. SG&A expenses increased $33.6 million to $232.2 million in fiscal 2023. The following table presents an analysis of our SGA expenses (in thousands):

| | Fiscal Year Ended | | | |
	June 03, 2023	May 28, 2022	$ Change	% Change
Specialty egg expense	$ 57,758	$ 59,830	$ (2,072)	(3.5) %
Delivery expense	77,548	62,677	14,871	23.7 %
Payroll, taxes and benefits	57,830	43,954	13,876	31.6 %
Stock compensation expense	4,205	4,063	142	3.5 %
Other expenses	34,866	28,107	6,759	24.0 %
Total	$ 232,207	$ 198,631	$ 33,576	16.9 %

Specialty egg expense

- Specialty egg expense, which includes franchise fees, advertising and promotion costs generally tracks with specialty egg volumes, which were up 18.6% for fiscal 2023 compared to fiscal 2022. However, our specialty egg expense decreased 3.5%, primarily due to a significant reduction in advertising costs. The higher prices for conventional eggs and the comparatively lower prices for specialty eggs diminished the need to promote specialty eggs in fiscal 2023. However, we anticipate that the need to promote specialty eggs will increase in fiscal 2024 as the market recovers from the effects of HPAI.

Delivery expense

- The increased delivery expense is primarily due to the increase in fuel and labor costs for both our fleet and contract trucking. Compared to fiscal 2022, contract trucking and labor expenses increased approximately $10.2 million for fiscal 2023.

Payroll, taxes and benefits expense

- The increase in payroll, taxes and benefits expense is primarily due to an increase in the accrual for anticipated performance-based bonuses.

Other expenses

- The increase in other expenses is due to increased legal expenses of approximately $3.6 million as well as inflationary pressure increasing costs.

OPERATING INCOME (LOSS)

As a result of the above, our operating income was $967.7 million for fiscal 2023, compared to $143.5 million for fiscal 2022.

OTHER INCOME (EXPENSE)

Total other income (expense) consists of items not directly charged to, or related to, operations such as interest income and expense, equity in income or loss of unconsolidated entities, and patronage dividends, among other items.

The Company recorded interest income of $18.6 million in fiscal 2023, compared to $988 thousand in fiscal 2022, primarily due to significantly higher cash and cash equivalents and investment securities available-for-sale balances and yields. We recorded interest expense of $583 thousand and $403 thousand in fiscal 2023 and 2022, respectively, primarily related to commitment fees on our Credit Facility described below.

Equity in income from unconsolidated entities for fiscal 2023 was $746 thousand compared to $1.9 million for fiscal 2022.

Other, net for fiscal 2023 was income of $1.9 million compared to $9.8 million for fiscal 2022. The majority of the decrease is due to our acquisition in fiscal 2022 of the remaining 50% membership interest in Red River Valley Egg Farm, LLC ("Red River") as we recognized a $4.5 million gain in fiscal 2022 due to the remeasurement of our equity investment. We also received $1.4 million in fiscal 2022 related to our review and adjustment of our various marketing agreements. Additionally, the Company recorded a $2 million impairment of an investment in an unconsolidated entity in fiscal 2023.

INCOME TAXES

For the fiscal year ended June 3, 2023, our pre-tax income was $998.6 million, compared to $166.0 million for fiscal 2022. Income tax expense of $241.8 million was recorded for fiscal 2023 with an effective tax rate of 24.2%. For fiscal 2022, income tax expense was $33.6 million with an effective tax rate of 20.2%. Included in fiscal 2022 income tax expense is the discrete tax benefit of $8.3 million discussed in Note 2 – Acquisition of Part II. Item 8. Notes to Consolidated Financial Statements in this Annual Report. Excluding the discrete tax benefit, income tax expense was $41.9 million with an adjusted effective tax rate of 25.2%.

At June 3, 2023, the Company had an income tax receivable of $67.0 million compared to $42.1 million at May 28, 2022. During fiscal 2022, the Company filed federal carryback tax returns for fiscal 2020 and 2021 taxable net operating losses to recover a portion of taxes paid in fiscal 2015 and fiscal 2016. Subsequent to fiscal 2023, we received $31.8 million of the $34.9 million fiscal 2021 refund and believe we will receive the remaining amount of the fiscal 2020 and 2021 refunds, totaling $11.7 million, during our second fiscal quarter of 2024. An additional $23.5 million income tax receivable was recorded as of June 3, 2023 for fiscal 2023 federal overpayments in excess of federal tax liability.

Items causing our effective tax rate to differ from the federal statutory income tax rate of 21% are state income taxes, certain federal tax credits and certain items included in income or loss for financial reporting purposes that are not included in taxable income or loss for income tax purposes, including tax exempt interest income, certain nondeductible expenses, and net income or loss attributable to noncontrolling interest.

NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST

Net loss attributable to noncontrolling interest was $1.3 million for fiscal 2023 compared to a $209 thousand net loss for fiscal 2022.

NET INCOME ATTRIBUTABLE TO CAL-MAINE FOODS, INC.

As a result of the above, net income attributable to Cal-Maine Foods, Inc. for fiscal 2023 was $758.0 million, or $15.58 per basic and $15.52 per diluted share, compared to $132.7 million, or $2.73 per basic and $2.72 per diluted share for fiscal 2022.

Fiscal Year Ended May 28, 2022 Compared to Fiscal Year Ended May 29, 2021

The discussion of our results of operations for the fiscal year ended May 28, 2022 compared to the fiscal year ended May 29, 2021 can be found in Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's fiscal 2022 Annual Report on Form 10-K.

LIQUIDITY AND CAPITAL RESOURCES

Working Capital and Current Ratio

Our working capital at June 3, 2023 was $942.2 million, compared to $476.8 million at May 28, 2022. The calculation of working capital is defined as current assets less current liabilities. Our current ratio was 6.16 at June 3, 2023 compared to 3.58 at May 28, 2022. The current ratio is calculated by dividing current assets by current liabilities. The increase in our working capital and current ratio is primarily due to the increase in total current assets, which increased by $463.4 million to $1.1 billion at June 3, 2023, due to significant increases in cash and cash equivalents and investment securities available-for-sale.   Due to seasonal factors described in Part I. Item I. Business – Seasonality, we generally expect our need for working capital to be highest in the fourth and first fiscal quarters ending in May/June and August/September, respectively.

Cash Flows from Operating Activities

Net cash provided by operating activities was $863.0 million for fiscal year 2023 compared with $126.2 million for fiscal year 2022. The increase in cash flow from operations resulted primarily from higher selling prices for conventional eggs as well as the increased volume of specialty eggs sold, partially offset by the increased cost of feed ingredients and processing, packaging and warehouse costs.

Cash Flows from Investing Activities

We continue to invest in our facilities, with $136.6 million used to purchase property, plant and equipment for fiscal 2023, compared to $72.4 million in fiscal 2022. These investments were primarily made to expand our cage-free production capacity. We have for many years invested substantial amounts to expand our cage-free production capacity and expect to continue to do so. Purchases of investments were $530.8 million in fiscal 2023, compared to $98.2 million in fiscal 2022. The increase in purchases of investment securities is primarily due to the utilization of increased liquidity resulting from increased cash flows provided by operating activities noted above. Sales and maturities of investment securities were $291.8 million for fiscal 2023, compared to $92.7 million for fiscal 2022. During fiscal 2022, we also acquired the remaining 50% membership interest in Red River for $44.8 million, net of cash acquired.

Cash Flows from Financing Activities

We paid dividends totaling $252.3 million and $6.1 million in fiscal 2023 and 2022, respectively.

As of June 3, 2023, cash increased $233.7 million since May 28, 2022, compared to an increase of $1.7 million during fiscal 2022.

Credit Facility

We had no long-term debt outstanding at the end of fiscal 2023 and 2022. On November 15, 2021, we entered into an Amended and Restated Credit Agreement (as amended the "Credit Agreement") with a five-year term. The Credit Agreement provides for a senior secured revolving credit facility (the "Credit Facility"), in an initial aggregate principal amount of up to $250 million. As of June 3, 2023, no amounts were borrowed under the Credit Facility. We have $4.3 million in outstanding standby letters of credit, which were issued under our Credit Facility for the benefit of certain insurance companies. In May 2023, we entered into an amendment to the Credit Agreement to replace the London Interbank Offered Rate interest rate benchmark. Refer to Part II. Item 8. Notes to the Financial Statements, Note 10 – Credit Facility for further information regarding our long-term debt.

<u>Material Cash Requirements</u>

Material cash requirements for operating activities primarily consist of feed ingredients, processing, packaging and warehouse costs, employee related costs, and other general operating expenses, which we expect to be paid from our cash from operations and cash and investment securities on hand for at least the next 12 months. While volatile egg prices and feed ingredient costs, among other things, make long-term predictions difficult, we have substantial liquid assets and availability under our Credit Facility to fund future operating requirements.

Our material cash requirements for capital expenditures consist primarily of our projects to increase our cage-free production capacity. We continue to monitor the increasing demand for cage-free eggs and to engage with our customers in efforts to help them achieve their announced timelines for cage-free egg sales. The following table presents material construction projects approved as of June 3, 2023 (in thousands):

Project(s) Type	Projected Completion	Projected Cost	Spent as of June 3, 2023	Remaining Projected Cost
Cage-Free Layer & Pullet Houses	Fiscal 2024	$ 54,702	$ 18,900	$ 35,802
Cage-Free Layer & Pullet Houses	Fiscal 2025	40,099	27,152	12,947
Cage-Free Layer & Pullet Houses	Fiscal 2026	38,883	19,218	19,665
Cage-Free Layer & Pullet Houses	Fiscal 2027	56,923	20,472	36,451
		$ 190,607	$ 85,742	$ 104,865

The following table summarizes by fiscal year the future estimated cash payments, in thousands, to be made under existing contractual obligations as of June 3, 2023. Further information on debt obligations is contained in Note 10 – Credit Facility in Part II. Item 8. Notes to the Consolidated Financial Statements. As of June 3, 2023, we had no outstanding long-term debt.

		Payments due by period			
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Lease obligations	$ 1,714	$ 796	$ 914	$ 4	$ —
Purchase obligations:					
Feed ingredients and fuel [a]	123,321	123,321	—	—	—
Construction contracts and other equipment	105,414	61,108	44,306	—	—
Total	$ 230,449	$ 185,225	$ 45,220	$ 4	$ —

    (a)   Actual purchase obligations may change based on the contractual terms and agreements

We believe our current cash balances, investments, cash flows from operations, and Credit Facility will be sufficient to fund our capital needs for at least the next 12 months and to fund our capital commitments currently in place thereafter.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

For information on changes in accounting principles and new accounting principles, see "*New Accounting Pronouncements and Policies*" in Part II. Item 8. Notes to Consolidated Financial Statements, Note 1 - Summary of Significant Accounting Policies.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Critical accounting estimates are those estimates made in accordance with GAAP that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations. Our critical accounting estimates are described below.

BUSINESS COMBINATIONS

The Company applies the acquisition method of accounting, which requires that once control is obtained, all the assets acquired and liabilities assumed, including amounts attributable to noncontrolling interests, are recorded at their respective fair values at the date of acquisition. The excess of the purchase price over fair values of identifiable assets and liabilities is recorded as goodwill.

We typically use the income method approach for intangible assets acquired in a business combination. Significant judgment exists in valuing certain intangible assets. and the most significant assumptions requiring judgment involve estimating the amount and timing of future cash flows, growth rates, discount rates selected to measure the risks inherent in the future cash flows and the asset's expected useful lives.

The fair values of identifiable assets and liabilities are determined internally and requires estimates and the use of various valuation techniques. When a market value is not readily available, our internal valuation methodology considers the remaining estimated life of the assets acquired and significant judgment is required as management determines the fair market value for those assets.

Due to inherent industry uncertainties including volatile egg prices and feed costs, unanticipated market changes, events, or circumstances may occur that could affect the estimates and assumptions used, which could result in subsequent impairments.

INVENTORIES

Inventories of eggs, feed, supplies and flocks are valued principally at the lower of cost (first-in, first-out method) or net realizable value. If market prices for eggs and feed grains move substantially lower, we record adjustments to write down the carrying values of eggs and feed inventories to fair market value. The cost associated with flock inventories, consisting principally of chick purchases, feed, labor, contractor payments and overhead costs, are accumulated during the growing period of approximately 22 weeks. Capitalized flock costs are then amortized over the flock's productive life, generally one to two years. Judgment exists in determining the flock's productive life including factors such as laying rate and egg size, molt cycles, and customer demand. Furthermore, other factors such as hen type or weather conditions could affect the productive life. These factors could make our estimates of productive life differ from actual results. Flock mortality is charged to cost of sales as incurred. High mortality from disease or extreme temperatures will result in abnormal write-downs to flock inventories. Management continually monitors each flock and attempts to take appropriate actions to minimize the risk of mortality loss.

GOODWILL

As a result of acquiring businesses, the Company has $44.0 million of goodwill on June 3, 2023. Goodwill is evaluated for impairment annually by first performing a qualitative assessment to determine whether a quantitative goodwill test is necessary. After assessing the totality of events or circumstances, if we determine it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then we perform additional quantitative tests to determine the magnitude of any impairment.

The Company has determined that all of our locations share similar economic characteristics and support each other in the production of eggs and customer support. Therefore, we aggregate all our locations as a single reporting unit for testing goodwill for impairment. When the Company acquires a new location, we determine whether it should be integrated into our single reporting unit or treated as a separate reporting unit. Historically, we have concluded that acquired operations should be integrated into our single reporting unit due to the operational changes, redistribution of customers, and significant changes in management that occur when we acquire businesses, which result in the acquired operations sharing similar economic characteristics with the rest of our locations. Once goodwill associated with acquired operations becomes part of goodwill of our single reporting unit, it no longer represents the particular acquired operations that gave rise to the goodwill. We may conclude that a business acquired in the future should be treated as a separate reporting unit, in which case it would be tested separately for goodwill impairment.

At June 3, 2023, goodwill represented 2.3% of total assets and 2.7% of stockholders' equity.

Judgment exists in management's evaluation of the qualitative factors which include macroeconomic conditions, the current egg industry environment, cost inputs such as feed ingredients and overall financial performance. Furthermore, judgment exists in the evaluation of the threshold of whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Uncertainty exists due to uncontrollable events that could occur that could negatively affect our operating conditions.

During the fourth quarter of 2023, we elected to change the date of our annual impairment assessment from year-end to the first day of the fourth quarter. The change was made to more closely align the impairment assessment date with our annual planning and forecasting process. The change in impairment assessment date did not have any impact on goodwill or the impairment of goodwill. The change has been applied prospectively and will not have an impact on a retrospective basis. During our annual impairment test in fiscal 2023, we determined that goodwill passed the qualitative assessment and therefore no quantitative analysis of goodwill impairment was necessary.

REVENUE RECOGNITION

Revenue recognition is completed upon satisfaction of the performance obligation to the customer, which typically occurs within days of the Company and customer agreeing upon the order. See Note 13 – Revenue Recognition in Part II. Item 8. Notes to the Consolidated Financial Statements for further discussion of the policy.

The Company believes the performance obligation is met upon delivery and acceptance of the product by our customers. Costs to deliver product to customers are included in selling, general and administrative expenses in the accompanying Consolidated Statements of Income. Sales revenue reported in the accompanying Consolidated Statements of Income is reduced to reflect estimated returns and allowances. The Company records an estimated sales allowance for returns and discounts at the time of sale using historical trends based on actual sales returns and sales.

The Company periodically provides incentive offers to its customers to encourage purchases. Such offers include current discount offers (e.g., percentage discounts off current purchases), inducement offers (e.g., offers for future discounts subject to a minimum current purchase), and other similar offers. Current discount offers, when accepted by customers, are treated as a reduction to the sales price of the related transaction, while inducement offers, when accepted by customers, are treated as a reduction to sales price based on estimated future redemption rates. Redemption rates are estimated using the Company's historical experience for similar inducement offers. Current discount and inducement offers are presented as a net amount in ''Net sales.''

As the estimates noted above are based on historical information, we do not believe that there will be a material change in the estimates and assumptions used to recognize revenue. However, if actual results varied significantly from our estimates it could expose us to material gains or losses.

LOSS CONTINGENCIES

The Company evaluates whether a loss contingency exists, and if the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the loss can be reasonably estimated, the estimated loss would be accrued in the Company's financial statements. The Company expenses the costs of litigation as they are incurred.

There were no loss contingency reserves for the past three fiscal years. Our evaluation of whether loss contingencies exist primarily relates to litigation matters. The outcome of litigation is uncertain due to, among other things, uncertainties regarding the facts will be established during the proceedings, uncertainties regarding how the law will be applied to the facts established, and uncertainties regarding the calculation of any potential damages or the costs of any potential injunctive relief. If the facts discovered or the Company's assumptions change, future reserves for loss contingencies may be required. Results of operations may be materially affected by losses or a loss contingency reserve resulting from adverse legal proceedings.

INCOME TAXES

We determine our effective tax rate by estimating our permanent differences resulting from differing treatment of items for tax and accounting purposes. Judgment and uncertainty exist with management's application of tax regulations and evaluation of the more-likely-than-not recognition and measurement thresholds. We are periodically audited by taxing authorities. An adverse tax settlement could have a negative impact on our effective tax rate and our results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

COMMODITY PRICE RISK

Our primary exposure to market risk arises from changes in the prices of conventional eggs, which are subject to significant price fluctuations that are largely beyond our control. We are focused on growing our specialty shell egg business because the selling prices of specialty shell eggs are generally not as volatile as conventional shell egg prices. Our exposure to market risk also includes changes in the prices of corn and soybean meal, which are commodities subject to significant price fluctuations due to market conditions that are largely beyond our control. To ensure continued availability of feed ingredients, we may enter into contracts for future purchases of corn and soybean meal, and as part of these contracts, we may lock-in the basis portion of our grain purchases several months in advance and commit to purchase organic ingredients to help assure supply. Ordinarily, we do not enter long-term contracts beyond a year to purchase corn and soybean meal or hedge against increases in the price of corn and soybean meal. The following table outlines the impact of price changes for corn and soybean meal on feed costs per dozen as feed ingredient pricing varies:

		Change in price per bushel of corn						
		$ (0.84)	$ (0.56)	$ (0.28)	$ 0.00	$ 0.28	$ 0.56	$ 0.84
	$ (76.50)	0.616	0.626	0.636	0.646	0.656	0.666	0.676
Change in price per ton soybean meal	$ (51.00)	0.626	0.636	0.646	0.656	0.666	0.676	0.686
	$ (25.50)	0.636	0.646	0.656	0.666	0.676	0.686	0.696
	$ 0.00	0.646	0.656	0.666	0.676[a]	0.686	0.696	0.706
	$ 25.50	0.656	0.666	0.676	0.686	0.696	0.706	0.716
	$ 51.00	0.666	0.676	0.686	0.696	0.706	0.716	0.726
	$ 76.50	0.676	0.686	0.696	0.706	0.716	0.726	0.736

(a) Based on 2023 actual costs, table flexes feed cost inputs to show $0.01 impacts to per dozen egg feed production costs.

INTEREST RATE RISK

We have a $250 million Credit Facility, borrowings under which would bear interest at variable rates. No amounts were outstanding under that facility during fiscal 2023 or fiscal 2022. Under our current policies, we do not use interest rate derivative instruments to manage our exposure to interest rate changes.

FIXED INCOME SECURITIES RISK

At June 3, 2023, the effective maturity of our cash equivalents and investment securities available for sale was 4.8 months, and the composite credit rating of the holdings are AA- / Aa3 / AA- (S&P / Moody's / Fitch). Generally speaking, rising interest rates, as have been experienced in recent periods, decrease the value of fixed income securities portfolios. As of June 3, 2023, the estimated fair value of our fixed income securities portfolio was approximately $355 million and reflected unrealized losses of approximately $2.4 million. For additional information see Note 1 – Summary of Significant Accounting Policies under the heading "Investment Securities" and Note 3 – Investment Securities in Part II. Item 8. Notes to the Consolidated Financial Statements.

CONCENTRATION OF CREDIT RISK

Our financial instruments exposed to concentrations of credit risk consist primarily of trade receivables. Concentrations of credit risk with respect to receivables are limited due to our large number of customers and their dispersion across geographic areas, except that at June 3, 2023 and May 28, 2022, 30.1% and 27.9%, respectively, of our net accounts receivable balance was due from Walmart Inc. (including Sam's Club). No other single customer or customer group represented 10% or greater of net accounts receivable at June 3, 2023 and May 28, 2022.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Cal-Maine Foods, Inc. and Subsidiaries
Ridgeland, Mississippi

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Cal-Maine Foods, Inc. and Subsidiaries as of June 3, 2023 and May 28, 2022, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended June 3, 2023, and the related consolidated notes and schedule listed in the Index at Items 15(a)(1) and 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Cal-Maine Foods, Inc. and Subsidiaries as of June 3, 2023 and May 28, 2022, and the results of their operations and their cash flows for each of the three years in the period ended June 3, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Cal-Maine Foods, Inc. and Subsidiaries' internal control over financial reporting as of June 3, 2023, based on the criteria established in 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 25, 2023 expressed an unqualified opinion.

Basis for Opinion

These consolidated financial statements are the responsibility of the entities' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Cal-Maine Foods, Inc. and Subsidiaries in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit Committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Contingent Liabilities – Litigation and Claims – Refer to Note 16 in the Consolidated Financial Statements

Critical Audit Matter Description

Cal-Maine Foods, Inc. and Subsidiaries record liabilities for legal proceedings and claims in those instances where they can reasonably estimate the amount of the loss and when the liability is probable. Where the reasonable estimate of the probable loss is a range, Cal-Maine Foods, Inc. and Subsidiaries record the most likely estimate of the loss, or the low end of the range if there is no one best estimate. Cal-Maine Foods, Inc. and Subsidiaries either disclose the amount of a possible loss or range of loss in excess of established accruals if estimable, or states that such an estimate cannot be made. Cal-Maine Foods, Inc. and Subsidiaries disclose significant legal proceedings and claims even where liability is not probable or the amount of the liability is not estimable, or both, if Cal-Maine Foods, Inc. and Subsidiaries believe there is at least a reasonable possibility that a loss may be incurred.

We identified litigation and claims as a critical audit matter because of the challenges auditing management's judgments applied in determining the likelihood of loss related to the resolution of such claims. Specifically, auditing management's determination of whether any contingent loss arising from the related litigation and claims is probable, reasonably possible, or remote, and the related disclosures, is subjective and requires significant judgment due to the sensitivity of the issue.

How the Critical Audit Matter was addressed during the Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of the controls relating to the Cal-Maine Foods, Inc. and Subsidiaries' evaluation of the liability related to legal proceedings and claims, including controls over determining the likelihood of a loss and whether the amount of loss can be reasonably estimated, as well as financial statement disclosures over the legal proceedings and claims. These procedures also included obtaining and evaluating the letters of audit inquiry with external legal counsel, evaluating the reasonableness of Cal-Maine Foods, Inc. and Subsidiaries' assessment regarding whether an unfavorable outcome is reasonably possible or probable, and reasonably estimable, evaluating the sufficiency of Cal-Maine Foods, Inc. and Subsidiaries' disclosures related to legal proceedings and claims and evaluating the completeness and accuracy of Cal-Maine Foods, Inc. and Subsidiaries' legal contingencies.

/s/ Frost, PLLC

We have served as the Company's auditor since 2007.

Little Rock, Arkansas
July 25, 2023

Cal-Maine Foods, Inc. and Subsidiaries
Consolidated Balance Sheets
(in thousands, except for par value amounts)

		June 3, 2023		May 28, 2022
Assets				
Current assets:				
Cash and cash equivalents	$	292,824	$	59,084
Investment securities available-for-sale		355,090		115,429
Receivables:				
Trade receivables, net		110,980		169,109
Income tax receivable		66,966		42,147
Other		9,267		8,148
Total receivables, net		187,213		219,404
Inventories, net		284,418		263,316
Prepaid expenses and other current assets		5,380		4,286
Total current assets		1,124,925		661,519
Property, plant & equipment, net		744,540		677,796
Investments in unconsolidated entities		14,449		15,530
Goodwill		44,006		44,006
Intangible assets, net		15,897		18,131
Other long-term assets		10,708		10,507
Total assets	$	1,954,525	$	1,427,489
Liabilities and stockholders' equity				
Current liabilities:				
Trade accounts payable	$	82,590	$	82,049
Dividends payable		37,130		36,656
Accrued wages and benefits		38,733		26,059
Income tax payable		8,288		25,687
Accrued expenses and other liabilities		15,990		14,223
Total current liabilities		182,731		184,674
Other noncurrent liabilities		9,999		10,274
Deferred income taxes		152,212		128,196
Total liabilities		344,942		323,144
Commitments and contingencies - see Note 16				
Stockholders' equity:				
Common stock ($0.01 par value):				
Common stock – authorized 120,000 shares, issued 70,261 shares		703		703
Class A convertible common stock – authorized and issued 4,800 shares		48		48
Paid-in capital		72,112		67,989
Retained earnings		1,571,112		1,065,854
Accumulated other comprehensive loss, net of tax		(2,886)		(1,596)
Common stock in treasury, at cost – 26,077 and 26,121 shares in 2023 and 2022, respectively		(30,008)		(28,447)
Total Cal-Maine Foods, Inc. stockholders' equity		1,611,081		1,104,551
Noncontrolling interest in consolidated equity		(1,498)		(206)
Total stockholders' equity		1,609,583		1,104,345
Total liabilities and stockholders' equity	$	1,954,525	$	1,427,489

See Notes to Consolidated Financial Statements.

Cal-Maine Foods, Inc. and Subsidiaries
Consolidated Statements of Income
(in thousands, except per share amounts)

	Fiscal years ended		
	June 3, 2023	May 28, 2022	May 29, 2021
	53 weeks	52 weeks	52 weeks
Net sales	$ 3,146,217	$ 1,777,159	$ 1,348,987
Cost of sales	1,949,760	1,440,100	1,188,326
Gross profit	1,196,457	337,059	160,661
Selling, general and administrative	232,207	198,631	183,943
Gain on insurance recoveries	(3,345)	(5,492)	—
(Gain) loss on disposal of fixed assets	(131)	383	2,982
Operating income (loss)	967,726	143,537	(26,264)
Other income (expense):			
Interest expense	(583)	(403)	(213)
Interest income	18,553	988	2,828
Patronage dividends	10,239	10,130	9,004
Equity in income of unconsolidated entities	746	1,943	622
Other, net	1,869	9,820	4,074
Total other income	30,824	22,478	16,315
Income (loss) before income taxes	998,550	166,015	(9,949)
Income tax expense (benefit)	241,818	33,574	(12,009)
Net income	756,732	132,441	2,060
Less: Net loss attributable to noncontrolling interest	(1,292)	(209)	—
Net income attributable to Cal-Maine Foods, Inc.	$ 758,024	$ 132,650	$ 2,060
Net income per share attributable to Cal-Maine Foods, Inc.:			
Basic	$ 15.58	$ 2.73	$ 0.04
Diluted	$ 15.52	$ 2.72	$ 0.04
Weighted average shares outstanding:			
Basic	48,648	48,581	48,522
Diluted	48,834	48,734	48,656

See Notes to Consolidated Financial Statements.

Cal-Maine Foods, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income
(in thousands)

	Fiscal years ended		
	June 3, 2023	May 28, 2022	May 29, 2021
Net income	$ 756,732	$ 132,441	$ 2,060
Other comprehensive loss, before tax:			
Unrealized holding loss available-for-sale securities, net of reclassification adjustments	(1,714)	(1,398)	(736)
Increase in accumulated post-retirement benefits obligation, net of reclassification adjustments	(27)	(9)	(137)
Other comprehensive loss, before tax	(1,741)	(1,407)	(873)
Income tax benefit related to items of other comprehensive loss	(451)	(369)	(236)
Other comprehensive loss, net of tax	(1,290)	(1,038)	(637)
Comprehensive income	755,442	131,403	1,423
Less: comprehensive loss attributable to the noncontrolling interest	(1,292)	(209)	—
Comprehensive income attributable to Cal-Maine Foods, Inc.	$ 756,734	$ 131,612	$ 1,423

See Notes to Consolidated Financial Statements.

Cal-Maine Foods, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(in thousands)

	Common Stock		Class A Shares	Class A Amount	Treasury Shares	Treasury Amount	Paid In Capital	Retained Earnings	Accum. Other Comp. Income (loss)	Noncontrolling Interest	Total
	Shares	Amount									
Balance at May 31, 2020	70,261	$ 703	4,800	$ 48	26,287	$ (26,674)	$ 60,372	$ 975,569	$ 79	$ —	1,010,097
Stock compensation plan transactions	—	—	—	—	(85)	(759)	3,667	—	—	—	2,908
Dividends ($0.034 per share)											
Common	—	—	—	—	—	—	—	(1,489)	—	—	(1,489)
Class A common	—	—	—	—	—	—	—	(163)	—	—	(163)
Contributions	—	—	—	—	—	—	5	—	—	—	5
Net income	—	—	—	—	—	—	—	2,060	—	—	2,060
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	—	(637)	—	(637)
Balance at May 29, 2021	70,261	703	4,800 –	48	26,202	(27,433)	64,044	975,977	(558)	—	1,012,781
Stock compensation plan transactions	—	—	—	—	(81)	(1,014)	3,945	—	—	—	2,931
Dividends ($0.874 per share)											
Common	—	—	—	—	—	—	—	(38,578)	—	—	(38,578)
Class A common	—	—	—	—	—	—	—	(4,195)	—	—	(4,195)
Contributions	—	—	—	—	—	—	—	—	—	3	3
Net income (loss)	—	—	—	—	—	—	—	132,650	—	(209)	132,441
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	—	(1,038)	—	(1,038)
Balance at May 28, 2022	70,261	703	4,800	48	26,121	(28,447)	67,989	1,065,854	(1,596)	(206)	1,104,345
Stock compensation plan transactions	—	—	—	—	(44)	(1,561)	4,123	—	—	—	2,562
Dividends ($5.161 per share)											
Common	—	—	—	—	—	—	—	(227,993)	—	—	(227,993)
Class A common	—	—	—	—	—	—	—	(24,773)	—	—	(24,773)
Net income (loss)	—	—	—	—	—	—	—	758,024	—	(1,292)	756,732
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	—	(1,290)	—	(1,290)
Balance at June 3, 2023	70,261	$ 703	4,800	$ 48	26,077	$ (30,008)	$ 72,112	$ 1,571,112	$ (2,886)	$ (1,498)	$ 1,609,583

See Notes to Consolidated Financial Statements.

Cal-Maine Foods, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)

	Fiscal year ended		
	June 3, 2023	May 28, 2022	May 29, 2021
Cash flows from operating activities:			
Net income	$ 756,732	$ 132,441	$ 2,060
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	72,234	68,395	59,477
Deferred income taxes	24,467	5,676	22,351
Equity in income of affiliates	(746)	(1,943)	(622)
Gain on insurance recoveries	(3,345)	(5,492)	—
Net proceeds from insurance settlement - business interruption	3,345	—	—
(Gain) loss on disposal of property, plant and equipment	(131)	383	2,982
Stock compensation expense, net of amounts paid	4,205	4,063	3,778
Unrealized (gain) loss on investments	17	(745)	1,810
(Gain) loss on sales of investments	60	(2,208)	(22)
Purchases of equity securities	(85)	(356)	(334)
Sales of equity securities	1,739	4,939	55
Amortization (accretion) of investments	(4,380)	977	890
Impairment of investment in affiliate	2,000	—	—
Gain on change in fair value of investment in affiliates	—	(4,545)	—
Other	35	(109)	(231)
Change in operating assets and liabilities, net of effects from acquisitions:			
Increase (decrease) in receivables and other assets	30,816	(93,897)	(33,487)
Increase in inventories	(21,102)	(36,152)	(31,159)
Increase (decrease) in accounts payable, accrued expenses and other liabilities	(2,851)	54,782	(1,412)
Net cash provided by operating activities	863,010	126,209	26,136
Cash flows from investing activities:			
Purchases of investments	(530,781)	(98,243)	(88,283)
Sales of investments	291,832	92,703	129,108
Acquisition of business, net of cash acquired	—	(44,823)	—
Investment in unconsolidated entities	(1,673)	(3,000)	—
Distributions from unconsolidated entities	1,500	400	6,663
Purchases of property, plant and equipment	(136,569)	(72,399)	(95,069)
Net proceeds from insurance settlement - property, plant and equipment	—	7,655	—
Net proceeds from disposal of property, plant and equipment	580	686	3,390
Net cash used in investing activities	(375,111)	(117,021)	(44,191)
Cash flows from financing activities:			
Principal payments on finance lease	(224)	(215)	(205)
Purchase of common stock by treasury	(1,643)	(1,127)	(871)
Payments of dividends	(252,292)	(6,117)	(1,652)
Contributions	—	3	5
Net cash used in financing activities	(254,159)	(7,456)	(2,723)
Increase (decrease) in cash and cash equivalents	233,740	1,732	(20,778)
Cash and cash equivalents at beginning of year	59,084	57,352	78,130
Cash and cash equivalents at end of year	$ 292,824	$ 59,084	$ 57,352
Supplemental information:			
Cash paid for operating leases	$ 648	$ 805	$ 929
Income taxes paid	$ 258,247	$ 1,747	$ 995
Interest paid	$ 561	$ 379	$ 508

See Notes to Consolidated Financial Statements.

Cal-Maine Foods, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

Cal-Maine Foods, Inc. ("we," "us," "our," or the "Company") is primarily engaged in the production, grading, packaging, marketing and distribution of fresh shell eggs, including conventional, cage-free, organic, brown, free-range, pasture-raised and nutritionally-enhanced eggs. The Company, which is headquartered in Ridgeland, Mississippi, is the largest producer and distributor of fresh shell eggs in the United States and sells the majority of its shell eggs in states across the southwestern, southeastern, mid-western and mid-Atlantic regions of the United States.

Principles of Consolidation

The consolidated financial statements include the accounts of all wholly-owned subsidiaries and of majority-owned subsidiaries over which we exercise control. All significant intercompany transactions and accounts have been eliminated in consolidation.

Fiscal Year

The Company's fiscal year-end is on the Saturday closest to May 31. The fiscal year ended June 3, 2023, included 53 weeks and the fiscal years ended May 28, 2022 and May 29, 2021 included 52 weeks.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles ("GAAP") in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. We maintain bank accounts that are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company routinely maintains cash balances with certain financial institutions in excess of federally insured amounts. The Company has not experienced any loss in such accounts. The Company manages this risk through maintaining cash deposits and other highly liquid investments in high quality financial institutions.

We primarily utilize a cash management system with a series of separate accounts consisting of lockbox accounts for receiving cash, concentration accounts to which funds are moved, and zero-balance disbursement accounts for funding accounts payable. Checks issued, but not presented to the banks for payment, may result in negative book cash balances, which are included in accounts payable.

Investment Securities

The Company has determined that its debt securities are available-for-sale investments. We classify these securities as current because the amounts invested are available for current operations. Available-for-sale securities are carried at fair value, based on quoted market prices as of the balance sheet date, with unrealized gains and losses recorded in other comprehensive income. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity and is recorded in interest income. The Company regularly evaluates changes to the rating of its debt securities by credit agencies and economic conditions to assess and record any expected credit losses through allowance for credit losses, limited to the amount that fair value was less than the amortized cost basis.

Investments in mutual funds are recorded at fair value and are classified as "Other long-term assets" in the Company's Consolidated Balance Sheets. Unrealized gains and losses for equity securities are recorded in other income (expenses) as Other, net in the Company's Consolidated Statements of Income.

The cost basis for realized gains and losses on available-for-sale securities is determined by the specific identification method. Gains and losses are recognized in other income (expenses) as Other, net in the Company's Consolidated Statements of Income. Interest and dividends on securities classified as available-for-sale are recorded in interest income.

Trade Receivables

Trade receivables are stated at their carrying values, which include a reserve for credit losses. At June 3, 2023 and May 28, 2022, reserves for credit losses were $579 thousand and $775 thousand, respectively. The Company extends credit to customers based on an evaluation of each customer's financial condition and credit history. Collateral is generally not required. The Company minimizes exposure to counter party credit risk through credit analysis and approvals, credit limits, and monitoring procedures. In determining our reserve for credit losses, receivables are assigned an expected loss based on historical loss information adjusted as needed for economic and other forward-looking factors. At June 3, 2023 and May 28, 2022, one customer accounted for approximately 30.1% and 27.9% of the Company's trade accounts receivable, respectively.

Inventories

Inventories of eggs, feed, supplies and flocks are valued principally at the lower of cost (first-in, first-out method) or net realizable value.

The cost associated with flocks, consisting principally of chicks, feed, labor, contractor payments and overhead costs, are accumulated during a growing period of approximately 22 weeks. Flock costs are amortized to cost of sales over the productive lives of the flocks, generally one to two years. Flock mortality is charged to cost of sales as incurred.

The Company does not disclose the gross cost and accumulated amortization with respect to its flock inventories since this information is not utilized by management in the operation of the Company.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives, which are 15 to 25 years for buildings and improvements and 3 to 12 years for machinery and equipment. Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When property, plant, and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations. The Company capitalizes interest cost incurred on funds used to construct property, plant, and equipment as part of the asset to which it relates and amortizes such cost over the asset's estimated useful life. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

Investments in Unconsolidated Entities

The equity method of accounting is used when the Company can exert significant influence over an entity, but does not control its financial and operating decisions. Under the equity method, original investments are recorded at cost and adjusted by the Company's share of undistributed earnings or losses of these entities. Equity investments without readily determinable fair values, when the Company does not have the ability to exercise significant influence over the investee, are recorded at cost, less impairment, plus or minus observable price changes.

The Company is a member of Eggland's Best, Inc. and ProEgg, Inc., which are cooperatives. These investments are recorded at cost, plus or minus any allocated equities and retains.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired. Goodwill is evaluated for impairment annually by first performing a qualitative assessment to determine whether a quantitative goodwill test is necessary. After assessing the totality of events or circumstances, if we determine it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then we perform additional quantitative tests to determine the magnitude of any impairment. During the fourth quarter of 2023, we elected to change the date of our annual impairment assessment from year-end to the first day of the fourth quarter. The change was made to more closely align the impairment assessment date with our annual planning and forecasting process. The change in impairment assessment date did not have any impact on goodwill or the impairment of goodwill. The change has been applied prospectively and would not have an impact on a retrospective basis.

Intangible Assets

Included in other intangible assets are separable intangible assets acquired in business acquisitions, which include franchise fees, non-compete agreements and customer relationship intangibles. They are amortized over their estimated useful lives of 5 to 15 years. The gross cost and accumulated amortization of intangible assets are removed when the recorded amounts are fully amortized and the asset is no longer in use or the contract has expired. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

Accrued Self Insurance

We use a combination of insurance and self-insurance mechanisms to provide coverage for the potential liabilities for health and welfare, workers' compensation, auto liability and general liability risks. Liabilities associated with our risks retained are estimated, in part, by considering claims experience, demographic factors, severity factors and other actuarial assumptions.

Dividend Payable

We accrue dividends at the end of each quarter according to the Company's dividend policy adopted by its Board of Directors. The Company pays a dividend to shareholders of its Common Stock and Class A Common Stock on a quarterly basis for each quarter for which the Company reports net income attributable to Cal-Maine Foods, Inc. computed in accordance with GAAP in an amount equal to one-third (1/3) of such quarterly income. Dividends are paid to shareholders of record as of the 60th day following the last day of such quarter, except for the fourth fiscal quarter. For the fourth quarter, the Company pays dividends to shareholders of record on the 65th day after the quarter end. Dividends are payable on the 15th day following the record date. Following a quarter for which the Company does not report net income attributable to Cal-Maine Foods, Inc., the Company will not pay a dividend for a subsequent profitable quarter until the Company is profitable on a cumulative basis computed from the date of the most recent quarter for which a dividend was paid.

Treasury Stock

Treasury stock purchases are accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. The grant of restricted stock through the Company's share-based compensation plans is funded through the issuance of treasury stock. Gains and losses on the subsequent reissuance of shares in accordance with the Company's share-based compensation plans are credited or charged to paid-in capital in excess of par value using the average-cost method.

Revenue Recognition and Delivery Costs

Revenue recognition is completed upon satisfaction of the performance obligation to the customer, which typically occurs within days of the Company and customer agreeing upon the order. See Note 13 – Revenue Recognition for further discussion of the policy.

The Company believes the performance obligation is met upon delivery and acceptance of the product by our customers. Costs to deliver product to customers are included in selling, general and administrative expenses in the accompanying Consolidated Statements of Income. Sales revenue reported in the accompanying Consolidated Statements of Income is reduced to reflect estimated returns and allowances. The Company records an estimated sales allowance for returns and discounts at the time of sale using historical trends based on actual sales returns and sales.

Advertising Costs

The Company expensed advertising costs as incurred of $3.4 million, $12.6 million, and $11.7 million in fiscal 2023, 2022, and 2021, respectively.

Income Taxes

Income taxes are accounted for using the liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's policy with respect to evaluating uncertain tax positions is based upon whether management believes it is more likely than not the uncertain tax positions will be sustained upon review by the taxing authorities. The tax positions must meet the more-likely-than-not recognition threshold with consideration given to the amounts and probabilities of the outcomes that could be realized upon settlement using the facts, circumstances and information at the reporting date. The Company will reflect only the portion of the tax benefit that will be sustained upon resolution of the position and applicable interest on the portion of the tax benefit not recognized. The Company initially and subsequently measures the largest amount of tax benefit that is greater than 50% likely to be realized upon settlement with a taxing authority that has full knowledge of all relevant information. The Company records interest and penalties on uncertain tax positions as a component of income tax expense. Based upon management's assessment, there are no uncertain tax positions expected to have a material impact on the Company's consolidated financial statements.

Stock Based Compensation

The Company recognizes all share-based payments to employees and directors, including grants of employee stock options, restricted stock and performance-based shares, in the Consolidated Statements of Income based on their fair values. The benefits of tax deductions in excess of recognized compensation cost are reported as a financing cash flow. See Note 14 – Stock Compensation Plans for more information.

Business Combinations

The Company applies the acquisition method of accounting, which requires that once control is obtained, all the assets acquired and liabilities assumed, including amounts attributable to noncontrolling interests, are recorded at their respective fair values at the date of acquisition. We determine the fair values of identifiable assets and liabilities internally, which requires estimates and the use of various valuation techniques. When a market value is not readily available, our internal valuation methodology considers the remaining estimated life of the assets acquired and what management believes is the market value for those assets.

We typically use the income method approach for intangible assets acquired in a business combination. Significant estimates in valuing certain intangible assets include, but are not limited to, the amount and timing of future cash flows, growth rates, discount rates and useful lives. The excess of the purchase price over fair values of identifiable assets and liabilities is recorded as goodwill.

Loss Contingencies

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company's financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

The Company expenses the costs of litigation as they are incurred.

New Accounting Pronouncements and Policies

No new accounting pronouncement issued or effective during the fiscal year had or is expected to have a material impact on our Consolidated Financial Statements.

Note 2 – Acquisition

Effective on May 30, 2021, the Company acquired the remaining 50% membership interest in Red River Valley Egg Farm, LLC ("Red River"), including certain liabilities. As a result of the acquisition, Red River became a wholly owned subsidiary of the Company. Red River owns and operates a specialty shell egg production complex with approximately 1.7 million cage-free laying hens, cage-free pullet capacity, feed mill, processing plant, related offices and outbuildings and related equipment located on approximately 400 acres near Bogata, Texas.

The following table summarizes the consideration paid for Red River and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date:

Cash consideration paid	$	48,500
Fair value of the Company's equity interest in Red River held before the business combination		48,500
	$	97,000
Recognized amounts of identifiable assets acquired and liabilities assumed		
Cash	$	3,677
Accounts receivable, net		1,980
Inventory		8,789
Property, plant and equipment		85,002
Liabilities assumed		(2,448)
Deferred income taxes		(8,481)
Total identifiable net assets		88,519
Goodwill		8,481
	$	97,000

Cash and accounts receivable acquired along with liabilities assumed were valued at their carrying value which approximates fair value due to the short maturity of these instruments.

Inventory consisted primarily of flock, feed ingredients, packaging, and egg inventory. Flock inventory was valued at carrying value as management believes that their carrying value best approximates their fair value. Feed ingredients, packaging and egg inventory were all valued based on market prices as of May 30, 2021.

Property, plant and equipment were valued utilizing the cost approach which is based on replacement or reproduction costs of the assets and subtracting any depreciation resulting from physical deterioration and/or functional or economic obsolescence.

The Company recognized a gain of $4.5 million as a result of remeasuring to fair value its 50% equity interest in Red River held before the business combination. The gain was recorded in other income and expense under the heading "Other, net" in the Company's Condensed Consolidated Statements of Income. The acquisition of Red River resulted in a discrete tax benefit of $8.3 million, which includes a $7.3 million decrease in deferred income tax expense related to the outside-basis of our equity investment in Red River, with a corresponding non-recurring, non-cash $955,000 reduction to income taxes expense on the non-taxable remeasurement gain associated with the acquisition. As part of the acquisition accounting, the Company also recorded an $8.5 million deferred tax liability for the difference in the inside-basis of the acquired assets and liabilities assumed. The recognition of deferred tax liabilities resulted in the recognition of goodwill. None of the goodwill recognized is expected to be deductible for income tax purposes.

Note 3 - Investment Securities

The following presents the Company's investment securities as of June 3, 2023 and May 28, 2022 (in thousands):

June 3, 2023	Amortized Cost		Unrealized Gains		Unrealized Losses		Estimated Fair Value
Municipal bonds	$	16,571	$	—	$	275	$	16,296
Commercial paper		56,486		—		77		56,409
Corporate bonds		139,979		—		1,402		138,577
Certificates of deposits		675		—		—		675
US government and agency obligations		101,240		—		471		100,769
Asset backed securities		13,459		—		151		13,308
Treasury bills		29,069		—		13		29,056
Total current investment securities	$	357,479	$	—	$	2,389	$	355,090
Mutual funds	$	2,172	$	—	$	91	$	2,081
Total noncurrent investment securities	$	2,172	$	—	$	91	$	2,081

May 28, 2022	Amortized Cost		Unrealized Gains		Unrealized Losses		Estimated Fair Value
Municipal bonds	$	10,136	$	—	$	32	$	10,104
Commercial paper		14,940		—		72		14,868
Corporate bonds		74,167		—		483		73,684
Certificates of deposits		1,263		—		18		1,245
US government and agency obligations		2,205		4		—		2,209
Asset backed securities		13,456		—		137		13,319
Total current investment securities	$	116,167	$	4	$	742	$	115,429
Mutual funds	$	3,826	$	—	$	74	$	3,752
Total noncurrent investment securities	$	3,826	$	—	$	74	$	3,752

Available-for-sale

Proceeds from the sales and maturities of available-for-sale securities were $291.8 million, $92.7 million, and $129.1 million during fiscal 2023, 2022, and 2021, respectively. Gross realized gains for fiscal 2023, 2022, and 2021 were $51 thousand, $181 thousand, and $456 thousand, respectively. Gross realized losses for fiscal 2023, 2022, and 2021 were $87 thousand, $76 thousand, and $19 thousand, respectively. There was no allowance for credit losses at June 3, 2023 and May 28, 2022.

Actual maturities may differ from contractual maturities because some borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Contractual maturities of investment securities at June 3, 2023 are as follows (in thousands):

	Estimated Fair Value
Within one year	$ 269,830
1-5 years	85,260
Total	$ 355,090

Noncurrent

Proceeds from sales and maturities of noncurrent investment securities were $1.7 million, $4.9 million, and $54 thousand, during fiscal 2023, 2022 and 2021, respectively. Gross realized gains on those sales and maturities during fiscal 2023, 2022 and 2021 were $6 thousand, $2.2 million and $611 thousand, respectively. Gross realized losses during fiscal 2023 were $66 thousand. There were no realized losses for fiscal 2022 and 2021.

Note 4 - Fair Value Measures

The Company is required to categorize both financial and nonfinancial assets and liabilities based on the following fair value hierarchy. The fair value of an asset is the price at which the asset could be sold in an orderly transaction between unrelated, knowledgeable, and willing parties able to engage in the transaction. A liability's fair value is defined as the amount that would be paid to transfer the liability to a new obligor in a transaction between such parties, not the amount that would be paid to settle the liability with the creditor.

- *Level 1* - Quoted prices in active markets for identical assets or liabilities

- *Level 2* - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, including:
    - Quoted prices for similar assets or liabilities in active markets
    - Quoted prices for identical or similar assets in non-active markets
    - Inputs other than quoted prices that are observable for the asset or liability
    - Inputs derived principally from or corroborated by other observable market data

- *Level 3* - Unobservable inputs for the asset or liability supported by little or no market activity and are significant to the fair value of the assets or liabilities

The disclosure of fair value of certain financial assets and liabilities recorded at cost are as follows:

Cash and cash equivalents, accounts receivable, and accounts payable: The carrying amount approximates fair value due to the short maturity of these instruments.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

In accordance with the fair value hierarchy described above, the following table shows the fair value of our financial assets and liabilities that are required to be measured at fair value on a recurring basis as of June 3, 2023 and May 28, 2022 (in thousands):

June 3, 2023	Level 1	Level 2	Level 3	Balance
Assets				
Municipal bonds	$ —	$ 16,296	$ —	$ 16,296
Commercial paper	—	56,409	—	56,409
Corporate bonds	—	138,577	—	138,577
Certificates of deposits	—	675	—	675
US government and agency obligations	—	100,769	—	100,769
Asset backed securities	—	13,308	—	13,308
Treasury bills	—	29,056	—	29,056
Mutual funds	2,081	—	—	2,081
Total assets measured at fair value	$ 2,081	$ 355,090	$ —	$ 357,171

May 28, 2022	Level 1	Level 2	Level 3	Balance
Assets				
Municipal bonds	$ —	$ 10,104	$ —	$ 10,104
Commercial paper	—	14,868	—	14,868
Corporate bonds	—	73,684	—	73,684
Certificates of deposits	—	1,245	—	1,245
US government and agency obligations	—	2,209	—	2,209
Asset backed securities	—	13,319	—	13,319
Mutual funds	3,752	—	—	3,752
Total assets measured at fair value	$ 3,752	$ 115,429	$ —	$ 119,181

Investment securities – available-for-sale classified as Level 2 consist of securities with maturities of three months or longer when purchased. We classified these securities as current, because amounts invested are available for current operations. Observable inputs for these securities are yields, credit risks, default rates, and volatility.

Note 5 - Inventories

Inventories consisted of the following (in thousands):

	June 3, 2023	May 28, 2022
Flocks, net of amortization	$ 164,540	$ 144,051
Eggs and egg products	28,318	26,936
Feed and supplies	91,560	92,329
	$ 284,418	$ 263,316

We grow and maintain flocks of layers (mature female chickens), pullets (female chickens under 18 weeks of age), and breeders (male and female chickens used to produce fertile eggs to hatch for egg production flocks). Our total flock at June 3, 2023 and May 28, 2022, consisted of approximately 10.8 million and 11.5 million pullets and breeders and 41.2 million and 42.2 million layers, respectively.

The Company expensed amortization and mortality associated with the flocks to cost of sales as follows (in thousands):

	June 3, 2023	May 28, 2022	May 29, 2021
Amortization	$ 186,973	$ 160,107	$ 133,448
Mortality	10,455	8,011	6,769
Total flock costs charged to cost of sales	$ 197,428	$ 168,118	$ 140,217

Note 6 - Property, Plant and Equipment

Property, plant and equipment consisted of the following (in thousands):

	June 3, 2023	May 28, 2022
Land and improvements	$ 117,279	$ 109,833
Buildings and improvements	552,669	517,859
Machinery and equipment	715,205	655,925
Construction-in-progress	98,605	71,967
	1,483,758	1,355,584
Less: accumulated depreciation	739,218	677,788
	$ 744,540	$ 677,796

Depreciation expense was $69.4 million, $65.8 million and $56.5 million in the fiscal years ended June 3, 2023, May 28, 2022, and May 29, 2021, respectively.

The Company maintains insurance for both property damage and business interruption relating to catastrophic events, such as fires. Insurance recoveries received for property damage and business interruption in excess of the net book value of damaged assets, clean-up and demolition costs, and post-event costs are recorded within "Gain on insurance recoveries" in the period received or committed when all contingencies associated with the recoveries are resolved. Losses related to property damage are recorded within "(Gains) loss on disposal of fixed assets". Insurance recoveries relating to direct, recoverable costs for business interruption are recorded as a reduction in cost of sales on the Consolidated Statements of Income. Insurance claims incurred or finalized during the fiscal years ended June 3, 2023, May 28, 2022, and May 29, 2021 did not have a material effect on the Company's consolidated financial statements.

Note 7 - Investment in Unconsolidated Entities

As of June 3, 2023 and May 28, 2022, the Company owned 50% in Specialty Eggs, LLC ("Specialty Eggs") and Southwest Specialty Eggs, LLC ("Southwest Specialty Eggs"), which are accounted for using the equity method of accounting. Specialty Eggs owns the Egg-Land's Best franchise for most of Georgia and South Carolina, as well as a portion of western North Carolina and eastern Alabama. Southwest Specialty Eggs owns the Egg-Land's Best franchise for Arizona, southern California and Clark County, Nevada (including Las Vegas).

As of May 29, 2021, the Company owned 50% in Red River which was acquired at the beginning of fiscal 2022 (see Note 2 – Acquisition). The Company accounted for Red River using the equity method of accounting in fiscal 2021.

Equity method investments are included in "Investments in unconsolidated entities" in the accompanying Consolidated Balance Sheets and totaled $9.7 million and $10.5 million at June 3, 2023 and May 28, 2022, respectively.

Equity in income of unconsolidated entities of $746 thousand, $1.9 million, and $622 thousand from these entities has been included in the Consolidated Statements of Income for fiscal 2023, 2022, and 2021, respectively.

The condensed consolidated financial information for the Company's unconsolidated joint ventures was as follows (in thousands):

| | For the fiscal year ended | | |
	June 3, 2023	May 28, 2022	May 29, 2021
Net sales	$ 222,602	$ 145,281	$ 119,853
Net income	1,492	3,942	1,596
Total assets	27,784	42,971	106,592
Total liabilities	9,854	21,892	5,850
Total equity	17,930	21,079	100,742

The following relates to the Company's transactions with these unconsolidated affiliates (in thousands):

| | For the fiscal year ended | | |
	June 3, 2023	May 28, 2022	May 29, 2021
Sales to unconsolidated entities	$ 136,351	$ 94,311	$ 56,765
Purchases from unconsolidated entities	75,024	60,016	76,059
Distributions from unconsolidated entities	1,500	400	6,663

	June 3, 2023	May 28, 2022
Accounts receivable from unconsolidated entities	$ 4,719	$ 10,815
Accounts payable to unconsolidated entities	3,187	4,678

Note 8 - Goodwill and Other Intangible Assets

Goodwill and other intangibles consisted of the following (in thousands):

| | | Other Intangibles | | | | | | |
	Goodwill	Franchise rights	Customer relationships	Non-compete agreements	Right of Use	Water rights	Trademark	Total intangibles
Balance May 29, 2021	$ 35,525	$ 16,699	$ 1,688	$ 1,019	$ 29	$ 720	$ 186	$ 55,866
Additions	8,481	—	—	—	10	—	—	8,491
Amortization	—	(1,628)	(362)	(159)	(21)	—	(50)	(2,220)
Balance May 28, 2022	44,006	15,071	1,326	860	18	720	136	62,137
Amortization	—	(1,657)	(356)	(152)	(18)	—	(51)	(2,234)
Balance June 3, 2023	$ 44,006	$ 13,414	$ 970	$ 708	$ —	$ 720	$ 85	$ 59,903

For the Other Intangibles listed above, the gross carrying amounts and accumulated amortization are as follows (in thousands):

| | June 3, 2023 | | May 28, 2022 | |
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Other intangible assets:				
Franchise rights	$ 29,284	$ (15,870)	$ 29,284	$ (14,213)
Customer relationships	9,644	(8,674)	9,644	(8,318)
Non-compete agreements	1,450	(742)	1,450	(590)
Right of use intangible	239	(239)	239	(221)
Water rights *	720	—	720	—
Trademark	400	(315)	400	(264)
Total	$ 41,737	$ (25,840)	$ 41,737	$ (23,606)

* Water rights are an indefinite life intangible asset.

No significant residual value is estimated for these intangible assets. Aggregate amortization expense for fiscal years 2023, 2022, and 2021 totaled $2.2 million, $2.2 million, and $2.5 million, respectively.

The following table presents the total estimated amortization of intangible assets for the five succeeding years (in thousands):

For fiscal year	Estimated amortization expense
2024	$ 2,170
2025	2,035
2026	1,831
2027	1,828
2028	1,758
Thereafter	5,555
Total	$ 15,177

Note 9 - Employee Benefit Plans

The Company maintains a medical plan that is qualified under Section 401(a) of the Internal Revenue Code and is not subject to tax under present income tax laws. The plan is funded by contributions from the Company and its employees. Under its plan, the Company self-insures its portion of medical claims for substantially all full-time employees. The Company uses stop-loss insurance to limit its portion of medical claims to $275,000 per occurrence. The Company's expenses including accruals for incurred but not reported claims were approximately $21.9 million, $24.6 million, and $21.7 million in fiscal years 2023, 2022, and 2021, respectively. The liability recorded for incurred but not reported claims was $2.9 million and $2.8 million as of June 3, 2023 and May 28, 2022, respectively and are classified within "Accrued expenses and other liabilities" in the Company's Consolidated Balance Sheets.

The Company has a KSOP plan that covers substantially all employees (the "Plan"). The Company makes contributions to the Plan at a rate of 3% of participants eligible compensation, plus an additional amount determined at the discretion of the Board of Directors. Contributions can be made in cash or the Company's Common Stock, and vest immediately. The Company's cash contributions to the Plan were $4.3 million, $3.9 million, and $3.8 million in fiscal years 2023, 2022 and 2021, respectively. The Company did not make direct contributions of the Company's Common Stock in fiscal years 2023, 2022, or 2021. Dividends on the Company's Common Stock are paid to the Plan in cash. The Plan acquires the Company's Common Stock, which is listed on the NASDAQ, by using the dividends and the Company's cash contribution to purchase shares in the public markets. The Plan sells Common Stock on the NASDAQ to pay benefits to Plan participants. Participants may make contributions to the Plan up to the maximum allowed by the Internal Revenue Service regulations. The Company does not match participant contributions.

Deferred Compensation Plans

The Company has deferred compensation agreements with certain officers for payments to be made over specified periods beginning when the officers reach age 65 or over as specified in the agreements. Amounts accrued for the agreements are based upon deferred compensation earned over the estimated remaining service period of each officer. Payments made under these agreements were $170 thousand in fiscal years 2023, 2022 and 2021. The liability recorded related to these agreements was

$1.0 million and $1.1 million at June 3, 2023 and May 28, 2022, respectively and are classified within "Other noncurrent liabilities" in the Company's Consolidated Balance Sheets.

The Company sponsors an unfunded, non-qualified deferred compensation plan, which was amended and restated effective December 1, 2021 (the "Amended DC Plan") to expand eligibility for participation from named officers only to a select group of management or highly compensated employees of the Company, expand the investment options available and add the ability of participants to make elective deferrals. Participants may be awarded long-term incentive contributions ("Awards") under the Amended DC Plan. Awards vest on December 31st of the fifth year after such contribution is credited to the Amended DC Plan or, if earlier, the participant's attainment of age 60 with 5 years of service. Awards issued under the Amended DC Plan were $388 thousand, $340 thousand, and $279 thousand in fiscal 2023, 2022, and 2021, respectively. Payments made under the Amended DC Plan were $410 thousand, $480 thousand and $55 thousand in fiscal 2023, 2022 and 2021, respectively. The liability recorded for the Amended DC Plan was $4.6 million, $4.5 million and $4.1 million at June 3, 2023, May 28, 2022 and 2021, respectively and is classified within "Other noncurrent liabilities" in the Company's Consolidated Balance Sheets.

Deferred compensation expense for both plans totaled $346 thousand, $258 thousand and $1.6 million in fiscal 2023, 2022, and 2021, respectively.

Other Postretirement Employee Benefits

The Company maintains an unfunded postretirement medical plan to provide limited health benefits to certain qualified retired employees and officers. Retired non-officers and spouses are eligible for coverage until attainment of Medicare eligibility, at which time coverage ceases. Retired officers and spouses are eligible for lifetime benefits under the plan. Officers, who retired prior to May 1, 2012 and their spouses must participate in Medicare Plans A and B. Officers, who retire on or after May 1, 2012 and their spouses must participate in Medicare Plans A, B, and D.

The plan is accounted for in accordance with ASC 715, Compensation – Retirement Benefits ("ASC 715"), whereby an employer recognizes the funded status of a defined benefit postretirement plan as an asset or liability, and recognizes changes in the funded status in the year the change occurs through comprehensive income. Additionally, this expense is recognized on an accrual basis over the employees' approximate period of employment. The liability associated with the plan was $2.7 million and $3.4 million at June 3, 2023 and May 28, 2022, respectively. The remaining disclosures associated with ASC 715 are immaterial to the Company's financial statements.

Effective March 1, 2023, the Company adopted a non-qualified supplemental executive retirement plan ("SERP") and a split dollar life insurance plan ("Split Dollar Plan") designed to provide deferred compensation and a pre-retirement death benefit for a select group of management or highly compensated employees of the Company. Provided the vesting conditions are met, participants in the SERP are eligible to receive an aggregate retirement benefit of $500,000, which is paid in annual installments of $50,000 for 10 years. A participant becomes vested in the retirement benefit over five years of plan participation at 20% per year. If a participant becomes disabled, attains the retirement age of 65, or the Company experiences a change in control, vesting will be accelerated to 100%. If a participant dies while employed, he or she will not receive any benefits under the SERP, but their beneficiaries will instead be entitled to the life insurance benefit provided under the Split Dollar Plan, which is $500,000. The liability recorded for these plans was $63 thousand at June 3, 2023 and is classified within "Other noncurrent liabilities" in the Company's Consolidated Balance Sheets.

Note 10 - Credit Facility

For fiscal years 2023, 2022 and 2021, interest expense was $583 thousand, $403 thousand, and $213 thousand, respectively, primarily related to commitment fees on the Credit Facility described below.

On May 26, 2023, we entered into the First Amendment (the "Amendment") to the Amended and Restated Credit Agreement, dated November 15, 2021 (as amended, the "Credit Agreement"). The Amendment replaced the London Interbank Offered Rate interest rate benchmark with the secured overnight financing rate as administered by the Federal Reserve Bank of New York or a successor administrator of the secured overnight financing rate ("SOFR"). The Credit Agreement has a five-year term. The Credit Agreement provides for a senior secured revolving credit facility (the "Credit Facility" or "Revolver") in an initial aggregate principal amount of up to $250 million, which includes a $15 million sublimit for the issuance of standby letters of credit and a $15 million sublimit for swingline loans. The Credit Facility also includes an accordion feature permitting, with the consent of BMO Harris Bank N.A. (the "Administrative Agent"), an increase in the Credit Facility in the aggregate up to $200 million by adding one or more incremental senior secured term loans or increasing one or more times the revolving commitments under the Revolver. No amounts were borrowed under the facility as of June 3, 2023 or May 28, 2022 or during fiscal 2023 or fiscal 2022. The Company had $4.3 million of outstanding standby letters of credit issued under the Credit Facility at June 3, 2023.

The interest rate in connection with loans made under the Credit Facility is based on, at the Company's election, either the Adjusted Term SOFR Rate plus the Applicable Margin or the Base Rate plus the Applicable Margin. The "Adjusted Term SOFR" means with respect to any tenor, the per annum rate equal to the sum of (i) Term SOFR as defined in the Credit Agreement plus (ii) 0.10% (10 basis points); provided, if Adjusted Term SOFR determined as provided above shall ever be less than the Floor, then Adjusted Term SOFR shall be deemed to be the Floor. The "Floor" means the rate per annum of interest equal to 0.00%. The "Base Rate" means a fluctuating rate per annum equal to the highest of (a) the federal funds rate plus 0.50% per annum, (b) the prime rate of interest established by the Administrative Agent, and (c) the Adjusted Term SOFR for a one-month tenor plus 1.00%. The "Applicable Margin" means 0.00% to 0.75% per annum for Base Rate Loans and 1.00% to 1.75% per annum for SOFR Loans, in each case depending upon the Total Funded Debt to Capitalization Ratio for the Company at the quarterly pricing date. The Company will pay a commitment fee on the unused portion of the Credit Facility payable quarterly from 0.15% to 0.25% in each case depending upon the Total Funded Debt to Capitalization Ratio for the Company at the quarterly pricing date.

The Credit Facility is guaranteed by all the current and future wholly-owned direct and indirect domestic subsidiaries of the Company (the "Guarantors"), and is secured by a first-priority perfected security interest in substantially all of the Company's and the Guarantors' accounts, payment intangibles, instruments (including promissory notes), chattel paper, inventory (including farm products) and deposit accounts maintained with the Administrative Agent.

The Credit Agreement for the Credit Facility contains customary covenants, including restrictions on the incurrence of liens, incurrence of additional debt, sales of assets and other fundamental corporate changes and investments. The Credit Agreement requires maintenance of two financial covenants: (i) a maximum Total Funded Debt to Capitalization Ratio tested quarterly of no greater than 50%; and (ii) a requirement to maintain Minimum Tangible Net Worth at all times of $700 Million plus 50% of net income (if net income is positive) less permitted restricted payments for each fiscal quarter after November 27, 2021. Additionally, the Credit Agreement requires that Fred R. Adams Jr.'s spouse, natural children, sons-in-law or grandchildren, or any trust, guardianship, conservatorship or custodianship for the primary benefit of any of the foregoing, or any family limited partnership, similar limited liability company or other entity that 100% of the voting control of such entity is held by any of the foregoing, shall maintain at least 50% of the Company's voting stock. Failure to satisfy any of these covenants will constitute a default under the terms of the Credit Agreement. Further, under the terms of the Credit Agreement, payment of dividends under the Company's current dividend policy of one-third of the Company's net income computed in accordance with GAAP and payment of other dividends or repurchases by the Company of its capital stock is allowed, as long as after giving effect to such dividend payments or repurchases no default has occurred and is continuing and the sum of cash and cash equivalents of the Company and its subsidiaries plus availability under the Credit Facility equals at least $50 million.

The Credit Agreement also includes customary events of default and customary remedies upon the occurrence of an event of default, including acceleration of the amounts due under the Credit Facility and foreclosure of the collateral securing the Credit Facility.

At June 3, 2023, we were in compliance with the covenant requirements of the Credit Facility.

Note 11 - Equity

The Company has two classes of capital stock: Common Stock and Class A Common Stock. Except as otherwise required by law or the Company's Second Restated Certificate of Incorporation ("Restated Charter"), holders of shares of the Company's capital stock vote as a single class on all matters submitted to a vote of the stockholders, with each share of Common Stock entitled to one vote and each share of Class A Common Stock entitled to ten votes. Holders of capital stock have the right of cumulative voting in the election of directors. The Common Stock and Class A Common Stock have equal liquidation rights and the same dividend rights. In the case of any dividend payable in stock, holders of Common Stock are entitled to receive the same percentage dividend (payable only in shares of Common Stock) as the holders of Class A Common Stock receive (payable only in shares of Class A Common Stock). Upon liquidation, dissolution, or winding-up of the Company, the holders of Common Stock are entitled to share ratably with the holders of Class A Common Stock in all assets available for distribution after payment in full of creditors. The holders of Common Stock and Class A Common Stock are not entitled to preemptive or subscription rights. No class of capital stock may be combined or subdivided unless the other classes of capital stock are combined or subdivided in the same proportion. No dividend may be declared and paid on Class A Common Stock unless the dividend is payable only to the holders of Class A Common Stock and a dividend is declared and paid to Common Stock concurrently.

Each share of Class A Common Stock is convertible, at the option of its holder, into one share of Common Stock at any time. The Company's Restated Charter identifies family members of Mr. Adams ("Immediate Family Members") and arrangements and entities that are permitted to receive and hold shares of Class A Common Stock, with ten votes per share, without such shares converting into shares of Common Stock, with one vote per share ("Permitted Transferees"). The Permitted Transferees include arrangements and entities such as revocable trusts and limited liability companies that could hold Class A Common Stock for the benefit of Immediate Family Members. Each Permitted Transferee must have a relationship, specifically defined in the Restated Charter, with another Permitted Transferee or an Immediate Family Member. A share of Class A Common Stock transferred to a person other than a Permitted Transferee would automatically convert into Common Stock with one vote per share. Additionally, the Restated Charter includes a sunset provision pursuant to which all of the outstanding Class A Common Stock will automatically convert to Common Stock if: (a) less than 4,300,000 shares of Class A Common Stock, in the aggregate, are beneficially owned by Immediate Family Members and/or Permitted Transferees, or (b) if less than 4,600,000 shares of Class A Common Stock and Common Stock, in the aggregate, are beneficially owned by Immediate Family Members and/or Permitted Transferees.

Note 12 - Net Income per Common Share

Basic net income per share attributable to Cal-Maine Foods, Inc. is based on the weighted average Common Stock and Class A Common Stock outstanding. Diluted net income per share attributable to Cal-Maine Foods, Inc. is based on weighted-average common shares outstanding during the relevant period adjusted for the dilutive effect of share-based awards.

The following table provides a reconciliation of the numerators and denominators used to determine basic and diluted net income per common share attributable to Cal-Maine Foods, Inc. (amounts in thousands, except per share data):

	June 3, 2023	May 28, 2022	May 29, 2021
Numerator			
Net income	$ 756,732	$ 132,441	$ 2,060
Less: Net loss attributable to noncontrolling interest	(1,292)	(209)	—
Net income attributable to Cal-Maine Foods, Inc.	$ 758,024	$ 132,650	$ 2,060
Denominator			
Weighted-average common shares outstanding, basic	48,648	48,581	48,522
Effect of dilutive securities of restricted shares	186	153	134
Weighted-average common shares outstanding, diluted	48,834	48,734	48,656
Net income per common share attributable to Cal-Maine Foods, Inc.			
Basic	$ 15.58	$ 2.73	$ 0.04
Diluted	$ 15.52	$ 2.72	$ 0.04

Note 13 - Revenue Recognition

Satisfaction of Performance Obligation

The vast majority of the Company's revenue is derived from agreements with customers based on the customer placing an order for products. Pricing for the most part is determined when the Company and the customer agree upon the specific order, which establishes the contract for that order.

Revenues are recognized in an amount that reflects the net consideration we expect to receive in exchange for the goods. Our shell eggs are sold at prices related to independently quoted wholesale market prices or formulas related to our costs of production. The Company's sales predominantly contain a single performance obligation. We recognize revenue upon satisfaction of the performance obligation with the customer which typically occurs within days of the Company and the customer agreeing upon the order.

Costs to deliver product to customers are included in selling, general and administrative expenses in the accompanying Consolidated Statements of Income and totaled $77.5 million, $62.7 million, and $52.7 million in fiscal years 2023, 2022, and 2021, respectively.

Returns and Refunds

Some of our contracts include a guaranteed sale clause, pursuant to which we credit the customer's account for product that the customer is unable to sell before expiration. The Company records an allowance for expected customer returns using historical return data and comparing to current period sales and accounts receivable. The allowance is recorded as a reduction of sales in the same period the revenue is recognized.

Sales Incentives Provided to Customers

The Company periodically provides incentive offers to its customers to encourage purchases. Such offers include current discount offers (e.g., percentage discounts off current purchases), inducement offers (e.g., offers for future discounts subject to a minimum current purchase), and other similar offers. Current discount offers, when accepted by customers, are treated as a reduction to the sales price of the related transaction, while inducement offers, when accepted by customers, are treated as a reduction to sales price based on estimated future redemption rates. Redemption rates are estimated using the Company's historical experience for similar inducement offers. Current discount and inducement offers are presented as a net amount in ''Net sales.''

Disaggregation of Revenue

The following table provides revenue disaggregated by product category (in thousands):

	14 Weeks Ended June 3, 2023	13 Weeks Ended May 28, 2022	53 Weeks Ended June 3, 2023	52 Weeks Ended May 28, 2022
Conventional shell egg sales	$ 395,433	$ 378,190	$ 2,051,961	$ 1,061,995
Specialty shell egg sales	256,190	186,518	956,993	648,838
Egg products	33,996	26,488	122,270	60,004
Other	3,061	1,768	14,993	6,322
	$ 688,680	$ 592,964	$ 3,146,217	$ 1,777,159

Contract Costs

The Company can incur costs to obtain or fulfill a contract with a customer. If the amortization period of these costs is less than one year, they are expensed as incurred. When the amortization period is greater than one year, a contract asset is recognized and is amortized over the contract life as a reduction in net sales. As of June 3, 2023 and May 28, 2022, the balance for contract assets is immaterial.

Contract Balances

The Company receives payment from customers based on specified terms that are generally less than 30 days from delivery. There are rarely contract assets or liabilities related to performance under the contract.

Concentration of Credit Risks

Our largest customer, Walmart Inc. (including Sam's Club) accounted for 34.2%, 29.5% and 29.8% of net sales dollars for fiscal 2023, 2022, and 2021, respectively. H-E-B, LP accounted for 10.1% of net sales dollars for fiscal 2021.

Note 14 - Stock Compensation Plans

On October 2, 2020, shareholders approved the Amended and Restated Cal-Maine Foods, Inc. 2012 Omnibus Long-Term Incentive Plan (the "LTIP Plan"). The purpose of the LTIP Plan is to assist us and our subsidiaries in attracting and retaining selected individuals who are expected to contribute to our long-term success. The maximum number of shares of Common Stock available for awards under the LTIP Plan is 2,000,000 of which 941,593 shares remain available for issuance, and may be authorized but unissued shares or treasury shares. Awards may be granted under the LTIP Plan to any employee, any non-employee member of the Company's Board of Directors, and any consultant who is a natural person and provides services to us or one of our subsidiaries (except for incentive stock options, which may be granted only to our employees).

The only outstanding awards under the LTIP Plan are restricted stock awards. The restricted stock vests three years from the grant date, or upon death or disability, change in control, or retirement (subject to certain requirements). The restricted stock contains no other service or performance conditions. Restricted stock is awarded in the name of the recipient and, except for the right of disposal, constitutes issued and outstanding shares of the Company's Common Stock for all corporate purposes during the period of restriction including the right to receive dividends. Compensation expense is a fixed amount based on the grant date closing price and is amortized on a straight-line basis over the vesting period. Forfeitures are recognized as they occur.

Total stock-based compensation expense was $4.2 million, $4.1 million, and $3.8 million in fiscal 2023, 2022, and 2021, respectively.

Our unrecognized compensation expense as a result of non-vested shares was $7.2 million at June 3, 2023 and $7.0 million at May 28, 2022. The unrecognized compensation expense will be amortized to stock compensation expense over a period of 2.1 years.

A summary of our equity award activity and related information for our restricted stock is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding, May 29, 2021	302,147	$ 39.37
Granted	113,142	41.13
Vested	(92,918)	42.45
Forfeited	(4,527)	38.01
Outstanding, May 28, 2022	317,844	$ 39.12
Granted	84,969	54.10
Vested	(98,684)	38.25
Forfeited	(9,989)	39.69
Outstanding, June 3, 2023	294,140	$ 43.72

Note 15 - Income Taxes

Income tax expense (benefit) consisted of the following:

	Fiscal year ended		
	June 3, 2023	May 28, 2022	May 29, 2021
Current:			
Federal	$ 180,521	$ 24,228	$ (35,090)
State	36,830	3,670	730
	217,351	27,898	(34,360)
Deferred:			
Federal	19,952	2,716	21,658
State	4,515	2,960	693
	24,467	5,676	22,351
	$ 241,818	$ 33,574	$ (12,009)

Significant components of the Company's deferred tax liabilities and assets were as follows:

		June 3, 2023		May 28, 2022
Deferred tax liabilities:				
Property, plant and equipment	$	109,590	$	100,250
Inventories		44,986		31,987
Investment in affiliates		1,133		65
Other		5,702		5,713
Total deferred tax liabilities		161,411		138,015
Deferred tax assets:				
Accrued expenses		3,838		4,041
State operating loss carryforwards		78		470
Other comprehensive income		1,317		866
Other		3,966		4,442
Total deferred tax assets		9,199		9,819
Net deferred tax liabilities	$	152,212	$	128,196

The differences between income tax expense (benefit) at the Company's effective income tax rate and income tax expense at the statutory federal income tax rate were as follows:

				Fiscal year end		
		June 3, 2023		May 28, 2022		May 29, 2021
Statutory federal income tax	$	209,418	$	34,907	$	(2,087)
State income taxes, net		32,662		5,237		1,124
Domestic manufacturers deduction		—		—		3,566
Enacted net operating loss carryback provision		—		—		(16,014)
Tax exempt interest income		—		(9)		(50)
Reversal of outside basis in equity investment Red River		—		(7,310)		—
Non-taxable remeasurement gain Red River		—		(955)		—
Other, net		(262)		1,704		1,452
	$	241,818	$	33,574	$	(12,009)

As of June 3, 2023, we had no significant unrecognized tax benefits. Accordingly, the Company had no accrued interest and penalties related to uncertain tax positions.

We are subject to income tax in many jurisdictions within the U.S. We are currently not under audit by the Internal Revenue Service or by any state and local tax authorities. Tax periods for all years beginning with fiscal year 2020 remain open to examination by federal and state taxing jurisdictions to which we are subject.

Note 16 - Commitments and Contingencies

State of Texas v. Cal-Maine Foods, Inc. d/b/a Wharton; and Wharton County Foods, LLC

On April 23, 2020, the Company and its subsidiary Wharton County Foods, LLC ("WCF") were named as defendants in State of Texas v. Cal-Maine Foods, Inc. d/b/a Wharton; and Wharton County Foods, LLC, Cause No. 2020-25427, in the District Court of Harris County, Texas. The State of Texas (the "State") asserted claims based on the Company's and WCF's alleged violation of the Texas Deceptive Trade Practices—Consumer Protection Act, Tex. Bus. & Com. Code §§ 17.41-17.63 ("DTPA"). The State claimed that the Company and WCF offered shell eggs at excessive or exorbitant prices during the COVID-19 state of emergency and made misleading statements about shell egg prices. The State sought temporary and permanent injunctions against the Company and WCF to prevent further alleged violations of the DTPA, along with over $100,000 in damages. On August 13, 2020, the court granted the defendants' motion to dismiss the State's original petition with prejudice. On September 11, 2020, the State filed a notice of appeal, which was assigned to the Texas Court of Appeals for the First District. On August 16, 2022, the appeals court reversed and remanded the case back to the trial court for further proceedings. On October 31, 2022, the Company and WCF appealed the First District Court's decision to the Supreme Court of Texas. On May 10, 2023, the Company filed its brief on the merits, and the State of Texas filed its brief on June 29, 2023. The Company filed its reply brief on July 14, 2023. Management believes the risk of material loss related to this matter to be remote.

Bell et al. v. Cal-Maine Foods et al.

On April 30, 2020, the Company was named as one of several defendants in Bell et al. v. Cal-Maine Foods et al., Case No. 1:20-cv-461, in the Western District of Texas, Austin Division. The defendants include numerous grocery stores, retailers, producers, and farms. Plaintiffs assert that defendants violated the DTPA by allegedly demanding exorbitant or excessive prices for eggs during the COVID-19 state of emergency. Plaintiffs request certification of a class of all consumers who purchased eggs in Texas sold, distributed, produced, or handled by any of the defendants during the COVID-19 state of emergency. Plaintiffs seek to enjoin the Company and other defendants from selling eggs at a price more than 10% greater than the price of eggs prior to the declaration of the state of emergency and damages in the amount of $10,000 per violation, or $250,000 for each violation impacting anyone over 65 years old. On December 1, 2020, the Company and certain other defendants filed a motion to dismiss the plaintiffs' amended class action complaint. The plaintiffs subsequently filed a motion to strike, and the motion to dismiss and related proceedings were referred to a United States magistrate judge. On July 14, 2021, the magistrate judge issued a report and recommendation to the court that the defendants' motion to dismiss be granted and the case be dismissed without prejudice for lack of subject matter jurisdiction. On September 20, 2021, the court dismissed the case without prejudice. On July 13, 2022, the court denied the plaintiffs' motion to set aside or amend the judgment to amend their complaint.

On March 15, 2022, plaintiffs filed a second suit against the Company and several defendants in Bell et al. v. Cal-Maine Foods et al., Case No. 1:22-cv-246, in the Western District of Texas, Austin Division alleging the same assertions as laid out in the first complaint. On August 12, 2022, the Company and other defendants in the case filed a motion to dismiss the plaintiffs' class action complaint. On January 9, 2023, the court entered an order and final judgement granting the Company's motion to dismiss.

On February 8, 2023, the plaintiffs appealed the lower court's judgement to the United States Court of Appeals for the Fifth Circuit, Case No. 23-50112. The parties filed their respective appellate briefs, but the court has not ruled on these submissions. Management believes the risk of material loss related to both matters to be remote.

Kraft Foods Global, Inc. et al. v. United Egg Producers, Inc. et al.

As previously reported, on September 25, 2008, the Company was named as one of several defendants in numerous antitrust cases involving the United States shell egg industry. The Company settled all of these cases, except for the claims of certain plaintiffs who sought substantial damages allegedly arising from the purchase of egg products (as opposed to shell eggs). These remaining plaintiffs are Kraft Food Global, Inc., General Mills, Inc., and Nestle USA, Inc. (the "Egg Products Plaintiffs") and, until a subsequent settlement was reached as described below, The Kellogg Company.

On September 13, 2019, the case with the Egg Products Plaintiffs was remanded from a multi-district litigation proceeding in the United States District Court for the Eastern District of Pennsylvania, In re Processed Egg Products Antitrust Litigation, MDL No. 2002, to the United States District Court for the Northern District of Illinois, Kraft Foods Global, Inc. et al. v. United Egg Producers, Inc. et al., Case No. 1:11-cv-8808, for trial. The Egg Products Plaintiffs allege that the Company and other defendants violated Section 1 of the Sherman Act, 15. U.S.C. § 1, by agreeing to limit the production of eggs and thereby illegally to raise the prices that plaintiffs paid for processed egg products. In particular, the Egg Products Plaintiffs are attacking certain features of the United Egg Producers animal-welfare guidelines and program used by the Company and many other egg producers. The Egg Products Plaintiffs seek to enjoin the Company and other defendants from engaging in antitrust violations and seek treble money damages. On May 2, 2022, the court set trial for October 24, 2022, but on September 20, 2022, the court cancelled the trial date due to COVID-19 protocols and converted the trial date to a status hearing to reschedule the jury trial. Trial is now set for October 16, 2023.

In addition, on October 24, 2019, the Company entered into a confidential settlement agreement with The Kellogg Company dismissing all claims against the Company for an amount that did not have a material impact on the Company's financial condition or results of operations. On November 11, 2019, a stipulation for dismissal was filed with the court, and on March 28, 2022, the court dismissed the Company with prejudice.

The Company intends to continue to defend the remaining case with the Egg Products Plaintiffs as vigorously as possible based on defenses which the Company believes are meritorious and provable. Adjustments, if any, which might result from the resolution of this remaining matter with the Egg Products Plaintiffs have not been reflected in the financial statements. While management believes that there is still a reasonable possibility of a material adverse outcome from the case with the Egg Products Plaintiffs, at the present time, it is not possible to estimate the amount of monetary exposure, if any, to the Company due to a range of factors, including the following, among others: two earlier trials based on substantially the same facts and legal arguments resulted in findings of no conspiracy and/or damages; this trial will be before a different judge and jury in a different court than prior related cases; there are significant factual issues to be resolved; and there are requests for damages other than compensatory damages (i.e., injunction and treble money damages).

State of Oklahoma Watershed Pollution Litigation

On June 18, 2005, the State of Oklahoma filed suit, in the United States District Court for the Northern District of Oklahoma, against Cal-Maine Foods, Inc. and Tyson Foods, Inc., Cobb-Vantress, Inc., Cargill, Inc., George's, Inc., Peterson Farms, Inc. and Simmons Foods, Inc., and certain of their affiliates. The State of Oklahoma claims that through the disposal of chicken litter the defendants polluted the Illinois River Watershed. This watershed provides water to eastern Oklahoma. The complaint sought injunctive relief and monetary damages, but the claim for monetary damages was dismissed by the court. Cal-Maine Foods, Inc. discontinued operations in the watershed in or around 2005. Since the litigation began, Cal-Maine Foods, Inc. purchased 100% of the membership interests of Benton County Foods, LLC, which is an ongoing commercial shell egg operation within the Illinois River Watershed. Benton County Foods, LLC is not a defendant in the litigation. We also have a number of small contract producers that operate in the area.

The non-jury trial in the case began in September 2009 and concluded in February 2010. On January 18, 2023, the court entered findings of fact and conclusions of law in favor of the State of Oklahoma, but no penalties were assessed. The court found the defendants liable for state law nuisance, federal common law nuisance, and state law trespass. The court also found the producers vicariously liable for the actions of their contract producers. The court directed the parties to confer in attempt to reach agreement on appropriate remedies. On June 12, 2023, the court ordered the parties to mediate before the Tenth Circuit Chief Judge Deanell Reece Tacha and instructed the parties to file a joint status report fourteen days following mediation. The mediation has not yet been set but is expected to be in the September to October time frame this fall. While management believes there is a reasonable possibility of a material loss from the case, at the present time, it is not possible to estimate the amount of monetary exposure, if any, to the Company due to a range of factors, including the following, among others: uncertainties inherent in any assessment of potential costs associated with injunctive relief or other penalties based on a decision in a case tried over 13 years ago based on environmental conditions that existed at the time, the lack of guidance from the court as to what might be considered appropriate remedies, the ongoing negotiations with the State on appropriate remedies and upcoming mediation, and uncertainty regarding what our proportionate share of any remedy would be, although we believe that our share compared to the other defendants is small.

Other Matters

In addition to the above, the Company is involved in various other claims and litigation incidental to its business. Although the outcome of these matters cannot be determined with certainty, management, upon the advice of counsel, is of the opinion that the final outcome should not have a material effect on the Company's consolidated results of operations or financial position.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
Fiscal Years ended June 3, 2023, May 28, 2022, and May 29, 2021
(in thousands)

Description	Balance at Beginning of Period		Charged to Cost and Expense		Write-off of Accounts		Balance at End of Period	
Year ended June 3, 2023								
Allowance for doubtful accounts	$	775	$	(148)	$	48	$	579
Year ended May 28, 2022								
Allowance for doubtful accounts	$	795	$	30	$	50	$	775
Year ended May 29, 2021								
Allowance for doubtful accounts	$	743	$	135	$	83	$	795

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on an evaluation of our disclosure controls and procedures conducted by our Chief Executive Officer and Chief Financial Officer, together with other financial officers, such officers concluded that our disclosure controls and procedures were effective as of June 3, 2023 at the reasonable assurance level.

Internal Control Over Financial Reporting

    (a) Management's Report on Internal Control Over Financial Reporting

The following sets forth, in accordance with Section 404(a) of the Sarbanes-Oxley Act of 2002 and Item 308 of the Securities and Exchange Commission's Regulation S-K, the report of management on our internal control over financial reporting.

1. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. "Internal control over financial reporting" is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, together with other financial officers, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

    *   Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
    *   Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
    *   Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

2. Our management, in accordance with Rule 13a-15(c) under the Exchange Act and with the participation of our Chief Executive Officer and Chief Financial Officer, together with other financial officers, evaluated the effectiveness of our internal control over financial reporting as of June 3, 2023. The framework on which management's evaluation of our internal control over financial reporting is based is the "Internal Control – Integrated Framework" published in 2013 by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission.

3. Management has determined that our internal control over financial reporting as of June 3, 2023 is effective. It is noted that internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives, but rather reasonable assurance of achieving such objectives.

4. The attestation report of FROST, PLLC on our internal control over financial reporting, which includes that firm's opinion on the effectiveness of our internal control over financial reporting, is set forth below.

    (b) Attestation Report of the Registrant's Public Accounting Firm

<p style="text-align:center"><u>Report of Independent Registered Public Accounting Firm
on Internal Control Over Financial Reporting</u></p>

Board of Directors and Stockholders
Cal-Maine Foods, Inc. and Subsidiaries
Ridgeland, Mississippi

Opinion on Internal Control Over Financial Reporting

We have audited Cal-Maine Foods, Inc. and Subsidiaries' internal control over financial reporting as of June 3, 2023, based on criteria established in 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, Cal-Maine Foods, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as June 3, 2023, based on criteria established in 2013 Internal Control – Integrated Framework issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows of Cal-Maine Foods, Inc. and Subsidiaries and our report dated July 25, 2023 expressed an unqualified opinion.

Basis for Opinion

Cal-Maine Foods, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for their assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting in Item 9A. Our responsibility is to express an opinion on the entities' internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Cal-Maine Foods, Inc. and Subsidiaries in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCOAB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

An entities' internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. An entities' internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entities; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the entities are being made only in accordance with authorizations of management and directors of the entities; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entities' assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

<p style="text-align:center">/s/ Frost, PLLC</p>

Little Rock, Arkansas
July 25, 2023

(c)   Changes in Internal Control Over Financial Reporting

In connection with its evaluation of the effectiveness, as of June 3, 2023, of our internal control over financial reporting, management determined that there was no change in our internal control over financial reporting that occurred during the fourth quarter ended June 3, 2023, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Except as set forth below, the information concerning directors, executive officers and corporate governance required by Item 10 is incorporated by reference from our definitive proxy statement which is to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 in connection with our 2023 Annual Meeting of Shareholders.

We have adopted a Code of Ethics and Business Conduct that applies to our directors, officers and employees, including the chief executive officer and principal financial and accounting officers of the Company. We will provide a copy of the code free of charge to any person that requests a copy by writing to:

> Cal-Maine Foods, Inc.
> P.O. Box 2960
> Jackson, Mississippi 39207
> Attn.: Investor Relations

Requests can be made by phone at (601) 948-6813.

A copy is also available at our website www.calmainefoods.com under the heading "Investors – Corporate Governance – Code of Ethics." We intend to disclose any amendments to, or waivers from, the Code of Conduct and Ethics for Directors, Officers and Employees on our website promptly following the date of any such amendment or waiver. Information contained on our website is not a part of this report.

ITEM 11. EXECUTIVE COMPENSATION

The information concerning executive compensation required by Item 11 is incorporated by reference from our definitive proxy statement which is to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 in connection with our 2023 Annual Meeting of Shareholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information concerning security ownership of certain beneficial owners and management and related stockholder matters required by Item 12 is incorporated by reference from our definitive proxy statement which is to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 in connection with our 2023 Annual Meeting of Shareholders.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information concerning certain relationships and related transactions, and director independence required by Item 13 is incorporated by reference from our definitive proxy statement which is to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 in connection with our 2023 Annual Meeting of Shareholders.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information concerning principal accounting fees and services required by Item 14 is incorporated by reference from our definitive proxy statement which is to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 in connection with our 2023 Annual Meeting of Shareholders.

PART IV.

ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

(a)(1)   Financial Statements

The following consolidated financial statements and notes thereto of Cal-Maine Foods, Inc. and subsidiaries are included in Item 8 and are filed herewith:

Report of Independent Registered Public Accounting Firm (PCAOB 5348)	35
Consolidated Balance Sheets – June 3, 2023 and May 28, 2022	37
Consolidated Statements of Income – Fiscal Years Ended June 3, 2023, May 28, 2022, and May 29, 2021	38
Consolidated Statements of Comprehensive Income – Fiscal Years Ended June 3, 2023, May 28, 2022, and May 29, 2021	39
Consolidated Statements of Changes in Stockholders' Equity for the Fiscal Years Ended June 3, 2023, May 28, 2022, and May 29, 2021	40
Consolidated Statements of Cash Flows for the Fiscal Years Ended June 3, 2023, May 28, 2022, and May 29, 2021	41
Notes to Consolidated Financial Statements	42
(a)(2) Financial Statement Schedule	
Schedule II – Valuation and Qualifying Accounts	60

All other schedules are omitted either because they are not applicable or required, or because the required information is included in the financial statements or notes thereto.

(a)(3)   Exhibits Required by Item 601 of Regulation S-K

See Part (b) of this Item 15.

(b)   Exhibits Required by Item 601 of Regulation S-K

The following exhibits are filed herewith or incorporated by reference:

Exhibit Number	Exhibit
3.1	Second Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 in the Registrant's Form 8-K, filed July 20, 2018)
3.2	Composite Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 in the Registrant's Form 10-Q for the quarter ended March 2, 2013, filed April 5, 2013)
4.1**	Description of Registrant's Securities Registered Under Section 12 of the Exchange Act
10.1	Underwriting Agreement, dated August 19, 2020, among the Company, the Selling Stockholders and BofA Securities Inc., as representative of the several underwriters named therein (incorporated by reference to Exhibit 1.1 in the Registrant's Form 8-K, filed August 24, 2020)
10.2	Agreement Regarding Common Stock, including Registration Rights Exhibit (attached) (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K, filed June 5, 2018)
10.3*	Deferred Compensation Plan, dated November 15, 2021 (incorporated by reference to Exhibit 10.2 in the Registrant's Form 8-K, filed November 19, 2021)
10.4	Credit Agreement, dated November 15, 2021, among Cal-Maine Foods, Inc., the Guarantors, BMO Harris Bank N.A., as Administrative Agent, and the Lenders (incorporated by reference to Exhibit 10.1 in the Registrant's Form 8-K, filed November 19, 2021)
10.5**	First Amendment to Credit Agreement, dated May 26, 2023, among Cal-Maine Foods, Inc., the Guarantors, BMO Harris Bank N.A., as Administrative Agent, and the Lenders
10.6*	Cal-Maine Foods, Inc. KSOP, as amended and restated, effective April 1, 2012 (incorporated by reference to Exhibit 4.4 in the Registrant's Form S-8, filed March 30, 2012)
10.7*	Cal-Maine Foods, Inc. KSOP Trust, as amended and restated, effective April 1, 2012 (incorporated by reference to Exhibit 4.5 in the Registrant's Form S-8, filed March 30, 2012)
10.8*	Amended and Restated Cal-Maine Foods, Inc. 2012 Omnibus Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed October 2, 2020)
10.9*	Form of Restricted Stock Agreement for Amended and Restated Cal-Maine Foods, Inc. 2012 Omnibus Long-Term Incentive Plan (incorporated by reference to Exhibit 10.8 to the Company's Form 10K filed July 19, 2022)
10.10*	Supplemental Executive Retirement Plan, adopted March 24, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed March 27, 2023)
10.11*	Split Dollar Life Insurance Plan, adopted March 24, 2023 (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed March 27, 2023)
21**	Subsidiaries of the Registrant
23.1**	Consent of FROST, PLLC
31.1**	Rule 13a-14(a) Certification of Chief Executive Officer
31.2**	Rule 13a-14(a) Certification of Chief Financial Officer
32***	Section 1350 Certifications of the Chief Executive Officer and the Chief Financial Officer
101.SCH***+	Inline XBRL Taxonomy Extension Schema Document
101.CAL***+	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF***+	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB***+	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE***+	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*   Management contract or compensatory plan or arrangement
**   Filed herewith as an Exhibit
***   Furnished herewith as an Exhibit
†   Submitted electronically with this Annual Report on Form 10-K

(c)   Financial Statement Schedules Required by Regulation S-X

The financial statement schedule required by Regulation S-X is filed at page 60. All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

ITEM 16. FORM 10-K SUMMARY

Not applicable

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Ridgeland, Mississippi.

CAL-MAINE FOODS, INC.

/s/ Sherman L. Miller

Sherman L. Miller

President and Chief Executive Officer

Date: July 25, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Sherman L. Miller Sherman L. Miller	President, Chief Executive Officer and Director (Principal Executive Officer)	July 25, 2023
/s/ Max P. Bowman Max P. Bowman	Vice President, Treasurer, Secretary, Chief Financial Officer and Director (Principal Financial Officer)	July 25, 2023
/s/ Matthew S. Glover Matthew S. Glover	Vice President, Accounting (Principal Accounting Officer)	July 25, 2023
/s/ Adolphus B. Baker Adolphus B. Baker	Chairman of the Board and Director	July 25, 2023
/s/ Letitia C. Hughes Letitia C. Hughes	Director	July 25, 2023
/s/ James E. Poole James E. Poole	Director	July 25, 2023
/s/ Steve W. Sanders Steve W. Sanders	Director	July 25, 2023
/s/ Camille S. Young Camille S. Young	Director	July 25, 2023